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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ___________)*

                    Occupational Health + Rehabilitation Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, $.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    674617105
                                 --------------
                                 (CUSIP Number)

                             Walter H. Stowell, Esq.
                         Testa, Hurwitz & Thibeault, LLP
                        125 High Street, Boston, MA 02110
                                 (617) 248-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 6, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D


------------------------------
CUSIP NO.     674617105
          -----------------
------------------------------



--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      Edward L. Cahill
                                      SSN:  ###-##-####
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                      AF

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA

---------- ---------------------------------------------------------------------
                                 7    SOLE VOTING POWER
                                                  -0-

         NUMBER OF           -------- ------------------------------------------
          SHARES                 8    SHARED VOTING POWER
       BENEFICIALLY                             716,667
         OWNED BY
          EACH               -------- ------------------------------------------
        REPORTING                9    SOLE DISPOSITIVE POWER
         PERSON                                   -0-
          WITH
                             -------- ------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                                716,667

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      716,667

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      32.8%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      IN

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D


------------------------------
CUSIP NO.     674617105
          -----------------
------------------------------



--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      David L. Warnock
                                      SSN:  ###-##-####
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                      AF

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                                      USA

---------- ---------------------------------------------------------------------
                                 7    SOLE VOTING POWER
                                                  -0-

         NUMBER OF           -------- ------------------------------------------
          SHARES                 8    SHARED VOTING POWER
       BENEFICIALLY                             716,667
         OWNED BY
          EACH               -------- ------------------------------------------
        REPORTING                9    SOLE DISPOSITIVE POWER
         PERSON                                   -0-
          WITH
                             -------- ------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                                716,667

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      716,667

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      32.8%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      IN

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D


------------------------------
CUSIP NO.     674617105
          -----------------
------------------------------



--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Cahill, Warnock Strategic Partners, L.P.
                              IRSN:  52-1970604
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                      AF

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                               Delaware Limited Partnership

---------- ---------------------------------------------------------------------
                                 7    SOLE VOTING POWER
                                                  -0-

         NUMBER OF           -------- ------------------------------------------
          SHARES                 8    SHARED VOTING POWER
       BENEFICIALLY                             716,667
         OWNED BY
          EACH               -------- ------------------------------------------
        REPORTING                9    SOLE DISPOSITIVE POWER
         PERSON                                   -0-
          WITH
                             -------- ------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                                716,667

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      716,667

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      32.8%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      PN

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D


------------------------------
CUSIP NO.     674617105
          -----------------
------------------------------



--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Cahill, Warnock Strategic Partners Fund, L.P.
                          IRSN:  52-1970619
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                       (b) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                      WC, AF

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware Limited Partnership

---------- ---------------------------------------------------------------------
                                 7    SOLE VOTING POWER
                                                  -0-

         NUMBER OF           -------- ------------------------------------------
          SHARES                 8    SHARED VOTING POWER
       BENEFICIALLY                             716,667
         OWNED BY
          EACH               -------- ------------------------------------------
        REPORTING                9    SOLE DISPOSITIVE POWER
         PERSON                                   -0-
          WITH
                             -------- ------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                                716,667

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      716,667

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      32.8%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      PN

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D


------------------------------
CUSIP NO.     674617105
          -----------------
------------------------------



--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      Cahill, Warnock & Company, LLC
                                      IRSN:  52-1931617
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                      AF

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                               Maryland Limited Liability Company

---------- ---------------------------------------------------------------------
                                 7    SOLE VOTING POWER
                                                  -0-

         NUMBER OF           -------- ------------------------------------------
          SHARES                 8    SHARED VOTING POWER
       BENEFICIALLY                             716,667
         OWNED BY
          EACH               -------- ------------------------------------------
        REPORTING                9    SOLE DISPOSITIVE POWER
         PERSON                                   -0-
          WITH
                             -------- ------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                                716,667

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      716,667

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      32.8%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      OO

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D


------------------------------
CUSIP NO.     674617105
          -----------------
------------------------------



--------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                      Strategic Associates, L.P.
                                      IRSN: 52-1991689
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]
                                                                       (b) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                      WC, AF

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware Limited Partnership

---------- ---------------------------------------------------------------------
                                 7    SOLE VOTING POWER
                                                  -0-

         NUMBER OF           -------- ------------------------------------------
          SHARES                 8    SHARED VOTING POWER
       BENEFICIALLY                             716,667
         OWNED BY
          EACH               -------- ------------------------------------------
        REPORTING                9    SOLE DISPOSITIVE POWER
         PERSON                                   -0-
          WITH
                             -------- ------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                                716,667

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      716,667

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN  [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      32.8%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      PN

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





ITEM 1.     SECURITY AND ISSUER:

         This statement relates to the Common Stock, $.001 par value per share (the "Shares"), of Occupational Health + Rehabilitation Inc, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 175 Derby Street, Suite 36, Hingham, MA 02043-5048.


ITEM 2.     IDENTITY AND BACKGROUND:

         This statement is being filed by (i) Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), (ii) Cahill Warnock Strategic Partners, L.P. ("Strategic Partners"), the sole general partner of Strategic Partners Fund, (iii) Strategic Associates, L.P. ("Strategic Associates"), (iv) Cahill,
Warnock & Company, LLC ("Cahill, Warnock & Co."), the sole general partner of Strategic Associates, (v) Edward L. Cahill ("Cahill"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co., and (vi) David L. Warnock ("Warnock"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co. Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co., Cahill and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

         The address of the principal business and principal office of Strategic Partners Fund, Strategic Partners, Strategic Associates and Cahill, Warnock & Co. is 10 North Calvert Street, Suite 735, Baltimore, MD 21202. The business address of Cahill and Warnock is 10 North Calvert Street, Suite 735, Baltimore, MD 21202.

         The state of organization for Strategic Partners Fund, Strategic Partners and Strategic Associates is Delaware. The state of organization for Cahill, Warnock & Co. is Maryland. Both Cahill and Warnock are citizens of the United States of America.

         The principal business of Strategic Partners Fund and Strategic Associates is to make private equity investments in micro-cap public companies seeking capital for expansion or undergoing a restructuring of ownership. The principal business of Strategic Partners is to act as the sole general partner of Strategic Partners Fund. The principal business of Cahill, Warnock & Co. is to act as the sole general partner of Strategic Associates and Camden Partners, L.P. ("Camden Partners") and to manage the activities of Strategic Partners Fund, Strategic Associates and Camden Partners. The principal occupations of Cahill and Warnock are their activities on behalf of Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co. and Camden Partners.

         The  principal   business  of  Camden   Partners  is  to  make  passive
investments in public companies. The principal office of Camden Partners is 10 North Calvert Street, Suite 735, Baltimore, MD 21202.

         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.








ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         On November 6, 1996 Strategic Partners Fund acquired 679,042 shares of Series A Convertible Preferred Stock of the Issuer for a total purchase price of $4,074,252. The preferred stock acquired by Strategic Partners Fund is currently convertible into 679,042 shares of the Issuer's Common Stock. The working capital of Strategic Partners Fund was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

         On November 6, 1996 Strategic Associates acquired 37,625 shares of Series A Convertible Preferred Stock of the Issuer for a total purchase price of $225,750. The preferred stock acquired by Strategic Associates is currently convertible into 37,625 shares of the Issuer's Common Stock. The working capital of Strategic Associates was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.


ITEM 4.     PURPOSE OF TRANSACTION:

         Strategic Partners Fund and Strategic Associates acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Strategic Partners Fund and Strategic Associates may dispose of or acquire additional securities of the Issuer. Except as stated below, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f)      Any  other  material  change  in  the  Issuer's   business  or
                  corporate structure;

         (g)      Changes  in  the  Issuer's  charter,   bylaws  or  instruments
                  corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;






         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

         Exception. Pursuant to the terms of the Stockholders' Agreement of the Issuer, dated as of November 6, 1996 (the "Stockholders' Agreement")(attached hereto as Exhibit 3), each of the parties thereto has agreed to vote all of its shares of Series A Convertible Preferred Stock and Common Stock in the Issuer to elect certain persons to the Board of Directors of the Issuer. Pursuant to such agreement, Strategic Partners Fund has the right to designate two members of the Board of Directors of the Issuer, one of whom shall initially be Cahill and the other of whom shall be designated by Strategic Partners Fund at a later date.

         Exception. Pursuant to the terms of the Series A Convertible Preferred Stock Purchase Agreement, dated November 6, 1996 (the "Purchase
Agreement")(attached hereto as Exhibit 4), the Issuer may, with the written consent of a majority in interest of the Purchasers thereunder, upon not less than ten days notice given prior to May 6, 1997, offer to the Purchasers the option to purchase, and each Purchaser may, at its option, so purchase certain Additional Preferred Shares as indicated on Schedule I attached to the Purchase Agreement; provided, however, that if the Issuer does indeed extend such offer to purchase with the required consent of the Purchasers, Strategic Partners Fund and Strategic Associates are obligated under the Purchase Agreement to subscribe for any Additional Preferred Shares not so subscribed for by any other Purchaser. Also, pursuant to the Purchase Agreement, the Purchasers have a right of first refusal in certain new issuances of securities by the Issuer.

         Exception. Pursuant to the terms of the Registration Rights Agreement of the Issuer, dated as of November 6, 1996 (the "Registration Rights Agreement") (attached hereto as Exhibit 5), the Investors thereunder, including Strategic Partners Fund and Strategic Associates, have the right to register and sell shares of Common Stock of the Issuer issued upon conversion of the Series A Convertible Preferred Stock of the Issuer, which such shares to be sold may account for not less than 25% of the first underwritten public offering of the Issuer following the date of execution of the Registration Rights Agreement.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER:

         (a) Strategic Partners Fund is the record owner of 679,042 shares of Series A Convertible Preferred Stock of the Issuer (the "Fund Preferred Stock"). The Fund Preferred Stock is currently convertible into 679,042 shares of the Issuer's Common Stock (the "Fund Conversion Shares"). Strategic Associates is the record owner of 37,625 shares of Series A Convertible Preferred Stock of the Issuer (the "Associates Preferred Stock"). The Associates Preferred Stock is currently convertible into 37,625 shares of the Issuer's Common Stock (the "Associates Conversion Shares"). Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially both the Fund Conversion Shares and the Associates Conversion Shares. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. may be deemed to own beneficially both the Fund Conversion Shares and the Associates Conversion Shares. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially both the Fund Conversion Shares and the Associates Conversion Shares.

         By virtue of the Stockholders' Agreement each of the Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's stock subject to the agreement. Consequently, each of the






Reporting Persons may be deemed to beneficially own, in addition to the Fund Conversion Shares and the Associates Conversion Shares, an additional 1,621,552 shares of the Issuer's Common Stock (the "Agreement Shares").

         Strategic Partners Fund disclaims beneficial ownership of all of the Associates Conversion Shares and the Agreement Shares. Strategic Associates disclaims beneficial ownership of all of the Fund Conversion Shares and Agreement Shares. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim beneficial ownership of the Fund Conversion Shares, the Associates Conversion Shares and the Agreement Shares.

         Each of the Reporting Persons may be deemed to own beneficially 32.8% of the Issuer's Common Stock, which percentage is calculated based upon (i) 1,471,480 shares of Common Stock reported outstanding by the Issuer on November 6, 1996, and (ii) the number of shares of Common Stock (716,667) issuable upon conversion of the Fund Preferred Stock and Associates Preferred Stock. The calculation of beneficial ownership percentage does not reflect potential deemed beneficial ownership of the Agreement Shares.

         In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 2), Strategic Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, Strategic Associates and Strategic Partners Fund may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim membership in the aforementioned group.

         (b)      Number of Shares as to which each such person has

                  (i)      Sole power to vote or direct the vote:

                           0 shares for each Reporting Person;

                  (ii)     Shared power to vote or direct the vote:

                           716,667* shares for each Reporting Person;

                  (iii)    Sole power to dispose or to direct the disposition:

                           0 shares for each Reporting Person;

                  (iv)     Shared power to dispose or to direct the disposition:

                           716,667 shares for each Reporting Person.

         * Does not reflect potential deemed beneficial ownership of the Agreement Shares.

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.








         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as Exhibit 2), Strategic Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the relative size of each of their investments.

         Pursuant to the terms of the Purchase Agreement (attached hereto as Exhibit 4), the Issuer may, with the written consent of a majority in interest of the Purchasers thereunder, upon not less than ten days notice given prior to May 6, 1997, offer to the Purchasers the option to purchase, and each Purchaser may, at its option, so purchase certain Additional Preferred Shares as indicated on Schedule I attached to the Purchase Agreement; provided, however, that if the Issuer does indeed extend such offer to purchase with the required consent of the Purchasers, Strategic Partners Fund and Strategic Associates are obligated under the Purchase Agreement, to subscribe for any Additional Preferred Shares not so subscribed for by any other Purchaser. Also, pursuant to the Purchase Agreement, the Purchasers have a right of first refusal in certain new issuances of securities by the Issuer. The parties to the Purchase Agreement are as follows: the Issuer, Strategic Partners Fund, Strategic Associates, Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V., Double Black Diamond II, LLC, Almanori Limited, The Venture Capital Fund of New England III, L.P., BancBoston Ventures, Inc., Venrock Associates, Venrock Associates II, L.P. and Asset Management Associates, 1989, L.P.

         Pursuant to the terms of the Registration Rights Agreement (attached hereto as Exhibit 5), the Investors thereunder, including Strategic Partners Fund and Strategic Associates, have the right to register and sell shares of Common Stock of the Issuer issued upon conversion of the Series A Convertible Preferred Stock of the Issuer, which such shares to be sold may account for not less than 25% of the first underwritten public offering of the Issuer following the date of execution of the Registration Rights Agreement. The parties to the Registration Rights Agreement are as follows: the Issuer, Strategic Partners Fund, Strategic Associates, Axa U.S. Growth Fund, LLC, U.S. Growth Fund
Partners, C.V., Double Black Diamond II, LLC, Almanori Limited, The Venture Capital Fund of New England III, L.P., BancBoston Ventures, Inc., Venrock Associates, Venrock Associates II, L.P. and Asset Management Associates, 1989, L.P.


         Pursuant to the terms of the Stockholders' Agreement (attached hereto as Exhibit 3), each of the parties thereto has agreed to vote all of its shares of Series A Convertible Preferred Stock and Common Stock in the Issuer to elect certain persons to the Board of Directors of the Issuer. Pursuant to such agreement, Strategic Partners Fund has the right to designate two members of the Board of Directors of the Issuer, one of whom shall initially be Cahill and the other of whom shall be designated by Strategic Partners Fund at a later date. The parties to the Stockholders' Agreement are as follows: the Issuer, Strategic Partners Fund, Strategic Associates, Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V., Double Black Diamond II, LLC, Almanori Limited, The Venture Capital Fund of New England III, L.P., BancBoston Ventures, Inc., Venrock Associates, Venrock Associates II, L.P., Lynne M. Rosen, John







Garbarino, Prince Venture Partners III Limited Partnership and Asset Management Associates, 1989, L.P.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit 1 - Agreement regarding filing of joint Schedule 13D

         Exhibit 2 - Amendment  No. 1 to the Limited  Partnership  Agreement  of
                     Strategic Partners Fund

         Exhibit 3 - Stockholders' Agreement dated November 6, 1996

         Exhibit 4 - Series A Convertible  Preferred  Stock  Purchase  Agreement
                     dated November 6, 1996

         Exhibit 5 - Registration Rights Agreement dated November 6, 1996








                                  SCHEDULE 13D


SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  November 18, 1996             /s/ Edward L. Cahill
                                      ------------------------------------------
                                      Edward L. Cahill


                                      /s/ David L. Warnock
                                      ------------------------------------------
                                      David L. Warnock


                                      CAHILL, WARNOCK STRATEGIC
                                      PARTNERS FUND, L.P.

                                      By:  Cahill, Warnock Strategic Partners,
                                              L.P., its Sole General Partner

                                           By: /s/ Edward L. Cahill
                                               ---------------------------------
                                               Edward L. Cahill, General Partner


                                           By: /s/ David L. Warnock
                                               ---------------------------------
                                              David L. Warnock, General Partner


                                      CAHILL, WARNOCK STRATEGIC
                                      PARTNERS, L.P.

                                      By: /s/ Edward L. Cahill
                                         ---------------------------------
                                         Edward L. Cahill, General Partner


                                      By: /s/ David L. Warnock
                                         ---------------------------------
                                         David L. Warnock, General Partner


                                      STRATEGIC ASSOCIATES, L.P.

                                      By:  Cahill, Warnock & Co., LLC, its
                                           sole General Partner

                                           By: /s/ Edward L. Cahill
                                              ---------------------------------
                                              Edward L. Cahill, Member













                                           By: /s/ David L. Warnock
                                              ---------------------------------
                                              David L. Warnock, Member



                                      CAHILL, WARNOCK & CO., LLC

                                      By: /s/ Edward L. Cahill
                                         ---------------------------------
                                         Edward L. Cahill, Member


                                      By: /s/ David L. Warnock
                                         ---------------------------------
                                         David L. Warnock, Member








                                                                      Exhibit 1

                                    AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Occupation Health + Rehabilitation Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         Executed this 18th day of November, 1996.



                                   /s/ Edward L. Cahill
                                   ---------------------------------------------
                                    Edward L. Cahill


                                   /s/ David L. Warnock
                                   ---------------------------------------------
                                    David L. Warnock


                                   CAHILL, WARNOCK STRATEGIC
                                   PARTNERS FUND, L.P.

                                   By:  Cahill, Warnock Strategic Partners,
                                        L.P., its Sole General Partner

                                        By: /s/ Edward L. Cahill
                                        ----------------------------------------
                                         Edward L. Cahill, General Partner


                                        By: /s/ David L. Warnock
                                        ----------------------------------------
                                           David L. Warnock, General Partner



                                   CAHILL, WARNOCK STRATEGIC
                                   PARTNERS, L.P.

                                   By: /s/ Edward L. Cahill
                                   ---------------------------------------------
                                    Edward L. Cahill, General Partner


                                   By: /s/ David L. Warnock
                                   ---------------------------------------------
                                    David L. Warnock, General Partner









                                   STRATEGIC ASSOCIATES, L.P.

                                   By:  Cahill, Warnock & Co., LLC, its
                                        sole General Partner

                                        By: /s/ Edward L. Cahill
                                        ----------------------------------------
                                               Edward L. Cahill, Member

                                        By: /s/ David L. Warnock
                                        ----------------------------------------
                                               David L. Warnock, Member


                                   CAHILL, WARNOCK & CO., LLC

                                   By: /s/ Edward L. Cahill
                                   ---------------------------------------------
                                    Edward L. Cahill, Member


                                   By: /s/ David L. Warnock
                                   ---------------------------------------------
                                    David L. Warnock, Member









                                                                       Exhibit 2

                               AMENDMENT NO. 1 TO
                          LIMITED PARTNERSHIP AGREEMENT
                                       OF
                  CAHILL, WARNOCK STRATEGIC PARTNERS FUND, L.P.

         AMENDMENT NO. 1 dated as of the 26th day of July, 1996, by and among Cahill, Warnock Strategic Partners, L.P., a Delaware limited partnership, as general partner (the "General Partner") of Cahill, Warnock Strategic Partners Fund, L.P., a Delaware limited partnership (the "Partnership"), and the Limited Partners of the Partnership listed on Schedule A to the Limited Partnership Agreement of the Partnership, dated as of April 11, 1996 (the "Partnership Agreement"), at least 66 2/3% in interest of whom have executed a counterpart signature page to this Amendment No. 1:

        WHEREAS, immediately prior to the admission on the date hereof of additional Limited Partners to the Partnership pursuant to Section 8(c) of the Partnership Agreement, the parties hereto desire to amend the Partnership Agreement and approve Amendment No. 1 to the Management Agreement, the form of which Management Agreement is attached to the Partnership Agreement as Schedule B.

         NOW, THEREFORE, the parties hereto, in consideration of the premises and the agreements herein contained and intending to be legally bound hereby, agree as follows:

         1. Section 4(k)(2) of the Partnership Agreement is amended by deleting the second sentence thereof in its entirety and substituting the following:

                          "Notwithstanding  Section 4(e)(1) to the contrary, the
                           Principals may organize, after the date of this Agreement, other investment funds and client investment vehicles for the benefit of employees, associates and advisors of the General Partner and the Principals and for investors who may be strategically important to the Partnership, specifically for the purpose of co-investing with the Partnership; provided that the aggregate amount of capital committed to such other investment funds and client investment vehicles does not exceed $7 million; and provided, further, that any such investment funds or client investment vehicles which are managed by the General Partner or the Principals shall sell or otherwise dispose of each such co-investment at substantially the same time and on substantially the same terms as the Partnership in amounts proportionate to the relative size of the investments made by such investment funds and client investment vehicles and the Partnership."








         2. Section 7(a) of the Partnership Agreement is amended by deleting the first sentence thereof in its entirety and substituting the following:

                          "The  Partnership  shall  have a  Valuation  Committee
                           which shall consist of at least three (3) but not more than five (5) members, none of whom shall be an officer, director, member or employee of the General Partner, the Management Company or any affiliate thereof, and none of whom shall be related to any Principal."

         3. Section 8(a) of the Partnership Agreement is amended by adding the following text at the end thereof:

                          "Each notice for an  Additional  Capital  Contribution
                           from the General Partner shall include a general description of the purposes and uses for which the Additional Capital Contribution is being called including, for example, the payment of Partnership expenses (including the Management Fee) and the purchase of Portfolio Company Securities; provided that the General Partner shall not be required to identify the purposes and uses of 100% of any Additional Capital Contribution or be required to identify the name of any particular Portfolio Company or proposed Portfolio Company. After the fourth anniversary of the last admittance of any additional Limited Partners pursuant to Section 8(c) hereof, the General Partner shall not make any further calls for Additional Capital Contributions for the purpose of investing in the Securities of any entity that was not a Portfolio Company (including as a Portfolio Company for such purpose, any predecessor of such entity) on such anniversary date, except with the approval of the Valuation Committee. After the fifth anniversary of the last admittance of any additional Limited Partners pursuant to Section 8(c) hereof, the General Partner shall not make any further calls for Additional Capital Contributions for the purpose of investing in the Securities of any entity that was a Portfolio Company (including as a Portfolio Company for such purpose, any predecessor of such entity) on such anniversary date, except with the approval of the Valuation Committee."

         4. Section 11(b) of the Partnership Agreement is amended by adding the following subsection (8) at the end thereof:

                          "(8) An amount equal to 50% of all distributions  made
                           to the General Partner, other than (A) Tax Distributions plus (B) distributions the General Partner would have received if it had made its Capital Contributions as a Limited Partner and did not hold an interest as a General Partner (excluding any Tax Distributions on account thereof which are included in (A)), shall be used by the General Partner immediately upon distribution thereof to prepay any promissory notes contributed by the General Partner to the Partnership."

         5. Section 16 of the Partnership Agreement is amended by adding the following text at the end thereof:

                          "No  Principal  will   voluntarily   assign,   pledge,
                           mortgage, hypothecate, sell or otherwise dispose of or encumber (a "Disposition") all or any part of his interest in the allocations made to the General Partner of "20% of such additional Net







                  Realized Gain" pursuant to Section 10(b)(1)(A)(iv) (the "20% carried interest"), except for (a) Dispositions to members of his immediate family or trusts for the benefit of such general partner or members of his immediate family (and, in the case of any Dispositions to such family members or such trusts, the transferee shall thereafter be subject, as to further transfers,  to the  same  restrictions  on  transfer  as  were applicable to the transferor), (b) Dispositions to other persons who are associated with or employed by the General Partner, the Principals or the Management Company, and (c) Dispositions to another Principal; provided, that, the Dispositions of all Principals pursuant to clauses (a) and (b) shall not exceed in the aggregate 45% of their aggregate interests in the 20% carried interest."

         6. Section 19(c) of the Partnership Agreement is amended by adding the following text at the end thereof:

                          "The General  Partner  shall  transmit to each Partner
                           within sixty (60) days after the close of each fiscal year, a report describing any fees and other remuneration which, pursuant to Section 4(b) of the Management Agreement, reduced the Management Fee payable in such fiscal year. Such description will be organized by the type of such fees and other remuneration (e.g., director's fees and consulting fees) and the dollar amount attributable to each such category."

         7. Pursuant to Section 7 of the Management Agreement, the Limited Partners hereby consent to Amendment No. 1 to the Management Agreement dated the date hereof, which amends Section 4(b) of the Management Agreement by adding the following text at the end thereof:

                          "If in any year such reductions  exceed the Management
                           Fee otherwise payable, the excess amount of such reductions shall be carried forward on a year-by-year basis."

         IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 1 as of the day and year first above written.

                                       GENERAL PARTNER

                                       CAHILL, WARNOCK STRATEGIC PARTNERS, L.P.


                                       By:  /s/ Edward L. Cahill
                                         ---------------------------------------
                                             Edward L. Cahill, General Partner


                                       By:  /s/ David L. Warnock
                                         --------------------------------------
                                             David L. Warnock, General Partner





                               AMENDMENT NO. 1 TO
                          LIMITED PARTNERSHIP AGREEMENT
                                       OF
                  CAHILL, WARNOCK STRATEGIC PARTNERS FUND, L.P.

                         LIMITED PARTNER SIGNATURE PAGE


         The undersigned Limited Partner hereby executes Amendment No. 1 to Limited Partnership Agreement of Cahill, Warnock Strategic Partners Fund, L.P. and hereby authorizes this signature page to be attached to a counterpart of such document executed by the General Partner of Cahill, Warnock Strategic Partners Fund, L.P.

Please type or print exact
  name of Limited Partner                               *
                                   ____________________________________________


Please sign here                   By__________________________________________

Please type or print exact
  name of signer                   ____________________________________________

Please type or print
  title of signer                  Title_______________________________________




* Signature pages of the limited partners will be provided upon request.







                                                                       Exhibit 3

                             STOCKHOLDERS' AGREEMENT


         AGREEMENT  made  this 6th day of  November  , 1996,  by and  among  (i)
Occupational Health + Rehabilitation Inc, a Delaware corporation (the "Company"), (ii) the individuals and entities listed under the heading "Holders" on Schedule I attached hereto, and (iii) those persons whose names are set forth under the heading "Investors" on Schedule I hereto (the "Investors").

         WHEREAS, the Investors are acquiring up to an aggregate of 1,666,667 shares of the Series A Preferred Stock, $.001 par value per share, of the Company (the "Series A Preferred Stock") pursuant to a certain Series A Convertible Preferred Stock Purchase Agreement dated as of November 6, 1996, by and among the Investors and the Company (the "Purchase Agreement");

         NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company, the Holders and the Investors agree as follows:

         1.       Election of Directors.

                  Each of the parties hereto agrees to vote all of the Stock (as hereinafter defined) of the Company now owned or hereafter acquired by such party (and attend, in person or by proxy, all meetings of stockholders called for the purpose of electing directors), and the Company agrees to take all actions (including, but not limited to the nomination of specified persons) to cause and maintain the election to the Board of Directors of the Company, to the extent permitted pursuant to the Company's Restated Certificate of Incorporation, as amended, the following:

                  (a) the Chief Executive Officer of the Company, who shall initially be John C. Garbarino;

                  (b) a person designated by those persons designated as Telor Principal Stockholders on Schedule II hereto by a majority in interest of Stock held by them, who shall initially be Angus M. Duthie;

                  (c) a person designated by those persons designated as OH+R Principal Stockholders on Schedule II hereto by a majority in interest of Stock held by them, who shall initially be Kevin J. Dougherty;

                  (d) two persons designated by Cahill, Warnock Strategic Partners Fund, L.P., one of whom shall initially be Edward L. Cahill and the other of whom shall be designated at a later date, and

                  (e) two persons who shall be unaffiliated with the management of the Company and mutually agreeable to all of the other directors.

                  Each of the parties further covenants and agrees to vote, to the extent possible, all shares of Stock of the Company now owned or hereafter acquired by such party so that the Company's Board of Directors shall consist of no more than seven (7) members. For the purposes of this Agreement, "Stock" shall mean and include all Series A Preferred Stock and all shares of Common Stock, and all other securities of the Company which may be exchangeable for or issued in exchange for or in respect of shares of Common Stock (whether by way of stock split, stock dividend, combination, reclassification, reorganization or any other means).

                  In the absence of any designation from the persons or groups so designating directors as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

                  No party hereto shall vote to remove any member of the Board of Directors designated in accordance with the aforesaid procedure unless the persons or groups so designating directors as specified above so vote, and, if such persons or groups so vote then the non-designating party or parties shall likewise so vote.

                  Any vacancy on the Board of Directors created by the resignation, removal, incapacity or death of any person designated under this
Section 1 shall be filled by another person designated in a manner so as to preserve the constituency of the Board as provided above.

                  If any party to this Agreement shall fail to vote such party's Stock as provided in this Agreement, without further action by such party, the President of the Company shall be, and hereby is, irrevocably constituted the attorney-in-fact and proxy of such party for the purpose of voting the shares of such Stock and shall vote the same in accordance with the terms of this Agreement and is hereby authorized to revoke any proxy providing for any other vote of such shares with respect to the election of directors.

         2. Termination. This Agreement, and the respective rights and obligations of the parties hereto, shall terminate upon the earliest to occur of the following: (i) the expiration of ten years from the date first written above; (ii) a Mandatory Conversion pursuant to the terms of Paragraph 6O of the Company's Certificate of Designations; or (iii) the sale of the Company, whether by merger, sale, or transfer of more than eighty percent (80%) of its capital stock, or sale of substantially all of its assets.

         3. Notices. All notices, requests, demands and other communications provided for hereunder shall be in writing (including electronic communication) and delivered personally, or by overnight courier, or by facsimile or other electronic means or sent by certified or registered United States mail, postage prepaid, return receipt requested and addressed as follows:

         If to any Investor: at such Investor's address for notice as set forth in the register maintained by the Company, or, as to each of the foregoing, at the addresses set forth on Schedule I hereto or at such other address as shall be designated by such Person in a written notice to the other parties complying as to delivery with the terms of this Section, with a copy to Leslie E. Davis, Esq., Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, Boston, Massachusetts 02110.

         If to the Company: at 175 Derby Street, Suite 36, Hingham, Massachusetts 02043, or at such other address as shall be designated by the Company in a written notice to the other parties complying as to delivery with the terms of this Section, with a copy to Donna L. Brooks, Esq., Shipman & Goodwin LLP, One American Row, Hartford, CT 06103.

         All such notices, requests, demands and other communications shall be effective three days after deposited in the mails or upon receipt when delivered electronically, by facsimile, by hand or by overnight courier, respectively, addressed as aforesaid, unless otherwise provided herein.









         4. Specific Performance. The rights of the parties under this Agreement are unique and, accordingly, the parties shall, in addition to such other remedies as may be available to any of them at law or in equity, have the right to enforce their rights hereunder by actions for specific performance to the extent permitted by law.

         5. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between them or any of them as to such subject matter, including, without limitation, that certain Voting Agreement of the Company dated as of June 6, 1996.

         6. Waivers and Further Agreements. Any of the provisions of this Agreement may be waived with the consent of the Investors holding at a majority in interest of the issued and outstanding shares of Series A Preferred Stock (including shares of Common Stock into which any such shares may have been converted) then held or deemed to be held by all Investors by an instrument in writing. Any waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach of that provision or of any other provision hereof. Each of the parties hereto agrees to execute all such further instruments and documents and to take all such further action as any other party may reasonably require in order to effectuate the terms and purposes of this Agreement. Notwithstanding the foregoing, no waiver approved in accordance herewith shall be effective if and to the extent that such waiver grants to any one or more Investors any rights more favorable than any rights granted to all other Investors or otherwise treats any one or more Investors differently than all other Investors.

         7. Amendments. Except as otherwise expressly provided herein, this Agreement may not be amended except by an instrument in writing executed by (i) the Company, (ii) Investors holding a majority in interest of the issued and outstanding shares of Series A Preferred Stock (including shares of Common Stock into which any such shares may have been converted), and (iii) Holders holding a majority of the shares of Common Stock subject to this Agreement. Notwithstanding the foregoing, no such amendment shall be effective if and to the extent that such amendment creates any additional affirmative obligations to be complied with by any or all of the Investors.

         8. Assignment; Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, successors and permitted transferees.

         9. Severability. In case any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal and unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

         10. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         11. Section Headings. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.







         12. Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts.

         13. Legend. The certificates representing the shares of Series A Preferred Stock shall bear a legend substantially in the following form:

         "The shares represented by this certificate are subject to the terms and conditions of a Stockholders' Agreement dated as of November 6, 1996, a copy of which will be furnished to any interested party upon written request without charge."


         IN WITNESS WHEREOF, the parties hereto have executed this Stockholders' Agreement as a sealed instrument as of the day and date first above written.

INVESTORS:                           THE COMPANY:

CAHILL, WARNOCK STRATEGIC            OCCUPATIONAL HEALTH +
PARTNERS FUND, L.P.                  REHABILITATION INC

By:  Cahill, Warnock Strategic
         Partners, L.P.              By: /s/ John C. Garbarino
                                        ---------------------------------------

By: /s/ Edward L. Cahill
      --------------------------
Title:   General Partner
      --------------------------
                                    HOLDERS:

STRATEGIC ASSOCIATES, L.P.          PRINCE VENTURE PARTNERS III
                                       LIMITED PARTNERSHIP
By:  Cahill, Warnock &
     Company, LLC                   By: Prince Ventures, L.P., General Partner

By:  /s/ Edward L. Cahill
      --------------------------
Title:   Managing Member
      --------------------------
                                    By:  /s/Angus M. Duthie
                                       ---------------------------------

AXA U.S. GROWTH FUND, LLC           *THE VENTURE CAPITAL FUND OF
                                        NEW ENGLAND III, L.P.

By: /s/ Thomas G. McKinley          By:  FH & Co. III, L.P., Its General Partner
      --------------------------
Title:   Managing Member
      --------------------------

                                    By:  /s/ Kevin J. Dougherty
                                       ---------------------------------






U.S. GROWTH FUND PARTNERS,
   C.V.
                                    *BANCBOSTON VENTURES, INC.

By: /s/ Thomas G. McKinley
      --------------------------
Title:   General Partner
      --------------------------
                                    By:  /s/ Marcia Bates
                                       ---------------------------------

DOUBLE BLACK DIAMOND II, LLC
                                    /s/ John C. Garbarino
                                    ------------------------------------
                                    John C. Garbarino
By: /s/Thomas G. McKinley
      --------------------------
Title:   Managing Member
      --------------------------
                                    /s/ Lynne M. Rosen
                                    ------------------------------------
                                    Lynne M. Rosen
ALMANORI LIMITED

                                    *VENROCK ASSOCIATES
By: /s/ Thomas G. McKinley
      --------------------------
Title:   Attorney-in-Fact
      --------------------------
                                    By:  /s/ Anthony Evnin
                                    ------------------------------------


                                    *VENROCK ASSOCIATES II, L.P.


                                    By:  /s/ Anthony Evnin
                                    ------------------------------------


                                    *ASSET MANAGEMENT ASSOCIATES,
                                       1989, L.P.

                                    By:  AMC Partners 89, L.P., General Partner


                                    By:  /s/ Craig C. Taylor
                                    ------------------------------------

*In their capacities as Holders and Investors hereunder.








                                                                      SCHEDULE I



                    OCCUPATIONAL HEALTH + REHABILITATION INC

                                     HOLDERS

Prince Venture Partners III Limited Partnership
The Venture Capital Fund of New England III, L.P.
BancBoston Ventures, Inc.
John C. Garbarino
Lynne M. Rosen
Venrock Associates
Venrock Associates II, L.P.
Asset Management Associates, 1989, L.P.

                                    INVESTORS

Cahill, Warnock Strategic Partners Fund, L.P.
10 North Calvert Street
Suite 735
Baltimore, Maryland 21202
Attn:  Mr. Edward L. Cahill

Strategic Associates, L.P.
10 North Calvert Street
Suite 735
Baltimore, Maryland 21202
Attn:  Mr. Edward L. Cahill

Axa U.S. Growth Fund, LLC
c/o Partech International
50 California Street
Suite 3200
San Francisco, CA 94111
Attn:  Mr. Thomas G. McKinley

U.S. Growth Fund Partners, C.V.
c/o Partech International
50 California Street
Suite 3200
San Francisco, CA 94111
Attn:  Mr. Thomas G. McKinley






Double Black Diamond II, LLC
c/o Partech International
50 California Street
Suite 3200
San Francisco, CA 94111
Attn:  Mr. Thomas G. McKinley

Almanori Limited
c/o Partech International
50 California Street
Suite 3200
San Francisco, CA 94111
Attn:  Mr. Thomas G. McKinley

Asset Management Associates, 1989, L.P.
2275 East Bayshore Road
Palo Alto, CA  94303
Attn:  Mr. Craig C. Taylor

Venrock Associates
755 Page Mill Road, Suite 8230
Palo Alto, CA  94304
Attn:  Mr. Patrick F. Latterell

Venrock Associates II, L.P.
755 Page Mill Road, Suite 8230
Palo Alto, CA  94304
Attn:  Mr. Patrick F. Latterell

The Venture Capital Fund of New England, III, L.P.
160 Federal Street, 23rd Floor
Boston, MA  02110
Attn:  Mr. Kevin J. Dougherty

BancBoston Ventures, Inc.
100 Federal Street
Boston, MA  02110
Attn:  Ms. Marcia T. Bates






                                                                     SCHEDULE II

                    OCCUPATIONAL HEALTH + REHABILITATION INC



                           OH+R Principal Stockholders

Prince Venture Partners III Limited Partnership
The Venture Capital Fund of New England III, L.P.
BancBoston Ventures, Inc.



                          Telor Principal Stockholders

Prince Venture Partners III, Limited Partnership
Venrock Associates
Venrock Associates II, L.P.
Asset Management Associates, 1989, L.P.






                                                                      Exhibit 4
                    Occupational Health + Rehabilitation Inc
                           175 Derby Street, Suite 36
                        Hingham, Massachusetts 02043-5048


                             As of November 6, 1996


TO:      The Persons listed on Schedule I hereto

         Re:  Series A Convertible Preferred Stock
              ------------------------------------


Ladies and Gentlemen:

         Occupational Health + Rehabilitation Inc, a Delaware corporation (the "Company"), agrees with each of you as follows:


                                    ARTICLE I

                       PURCHASE, SALE AND TERMS OF SHARES

         1.01 The Initial Preferred Shares. The Company has authorized the issuance and sale of 1,416,667 shares (the "Initial Preferred Shares") of its previously authorized but unissued shares of Series A Convertible Preferred Stock, $.001 par value (the "Series A Preferred Stock") at a purchase price of $6.00 per share to the persons (collectively, the "Purchasers" and, individually, a "Purchaser") and in the respective amounts set forth in Schedule I hereto. The designation, rights, preferences and other terms and conditions relating to the Series A Preferred Stock shall be as set forth on Exhibit 1.01A hereto (the "Certificate of Designations").

         1.02 The Additional Preferred Shares. Subject to the terms and conditions hereof, the Company has authorized the issuance at an Additional Closing (as hereinafter defined) of up to an additional 250,000 shares of Series A Preferred Stock (said additional 250,000 shares of Series A Preferred Stock being sometimes collectively referred to in this Agreement as the "Additional Preferred Shares;" and the Initial Preferred Shares and the Additional Preferred Shares being sometimes collectively referred to as the "Purchased Shares").

         1.03 The Converted Shares. The Company has authorized and has reserved and covenants to continue to reserve, free of preemptive rights and other preferential rights, a sufficient number of its previously authorized but unissued shares of Common Stock to satisfy the rights of conversion of the holders of the Purchased Shares. Any shares of Common Stock issuable upon conversion of the Purchased Shares, and such shares when issued, are herein referred to as the "Converted Shares."

         1.04 The Shares. The Purchased Shares and the Converted Shares are sometimes collectively referred to herein as the "Shares."

         1.05 Purchase Price and Closings.







                  (a) The Company agrees to issue and sell to the Purchasers and, subject to and in reliance upon the representations, warranties, covenants, terms and conditions of this Agreement, the Purchasers, severally but not jointly, agree to purchase that number of the Initial Preferred Shares set forth opposite their respective names in Schedule I. The aggregate purchase price of the Initial Preferred Shares being purchased by each Purchaser is set forth opposite such Purchaser's name in Schedule I. The initial purchase and sale shall take place at a closing (the "Initial Closing") to be held at the offices of Messrs. Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, Boston, Massachusetts 02110, on November 6, 1996, at 10:00 A.M., or at such other location, on such other date and at such time as may be mutually agreed upon. At the Initial Closing, the Company will issue and deliver certificates evidencing the Initial Preferred Shares to be sold at such Initial Closing to each of the Purchasers (or its nominee) against payment of the full purchase price therefor by wire transfer or check payable to the order of the Company.

                  (b) The Additional Closing. Provided that the Company is not then in default under this Agreement and subject to the provisions of Section 2.04, the Company may, with the written consent of a majority in interest of the Purchasers, upon not less than 10 days' notice given prior to May 6, 1997, offer to the Purchasers the option to purchase, and each Purchaser may, at its option, so purchase, subject to and in reliance upon the representations, warranties, terms and conditions of this Agreement and upon the terms and conditions hereinafter set forth, that number of Additional Preferred Shares set forth opposite the name of such Purchaser on Schedule I attached hereto, under the heading "Additional Preferred Shares." Any Additional Preferred Shares not subscribed for by the Purchasers pursuant to the previous sentence (the "Shortfall Shares") may be purchased by the Purchasers that did subscribe for Additional Preferred Shares pursuant to the previous sentence (the "Participating Purchasers"). Each Participating Purchaser shall have the right to purchase up to that number of Shortfall Shares as shall be determined by multiplying the total number of Shortfall Shares by a fraction the numerator of which shall be the sum of the Initial Preferred Shares and the Additional Preferred Shares subscribed for by such Participating Purchaser, and the denominator of which shall be the total number of Initial Preferred Shares and Additional Preferred Shares, in each case subscribed for by all such Participating Purchasers. Any Shortfall Shares not so subscribed for pursuant to this Section 1.05(b) shall be subscribed for by Cahill, Warnock Strategic Partners Fund, L.P. and/or Strategic Associates, L.P. in proportions to be determined in the sole discretion of Cahill, Warnock & Company, LLC. In the event that the Shortfall Shares to be subscribed for by a Participating
Purchaser is determined to include fractional shares, such Participating Purchaser shall be permitted to purchase the number of shares determined by rounding such Participating Purchaser's allocated number of Shortfall Shares to the nearest whole number. The per share purchase price for each such Additional Preferred Share (as constituted on the date hereof) to be purchased pursuant to this Agreement shall be $6.00. Such purchase and sale of Additional Preferred Shares, if any, shall take place at a closing (the "Additional Closing") at the offices of Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, Boston, Massachusetts 02110, on such date or dates as the Company and the Purchasers may agree, but in all events on or prior to May 6, 1997. At the Additional Closing the Company will issue and deliver the certificates evidencing the Additional Preferred Shares sold at such Additional Closing to each of the Purchasers (or its nominee) against payment of the full purchase price therefor by wire transfer or check payable to the order of the Company.

         1.06 Use of Proceeds. The Company shall use the proceeds from the sale of the Purchased Shares for working capital and general corporate purposes.







                                   ARTICLE II

                      CONDITIONS TO PURCHASERS' OBLIGATION

         The obligation of each Purchaser to purchase and pay for the Purchased Shares to be purchased by it at the Initial Closing is subject to the following conditions:

         2.01 Representations and Warranties. Each of the representations and warranties of the Company set forth in Article III hereof shall be true and correct on the date of the Initial Closing.

         2.02 Documentation at Initial Closing. The Purchasers shall have received prior to or at the Initial Closing all of the following documents or instruments, or evidence of completion thereof, each in form and substance satisfactory to the Purchasers and their special counsel:

                  (a) A copy of the Certificate of Incorporation of the Company, certified by the Secretary of State of the State of Delaware together with a certified copy of the Certificate of Designations, a copy of the resolutions of the Board of Directors and, if required, the stockholders of the Company evidencing the adoption of the Company's Certificate of Designations, the approval of this Agreement, the issuance of the Purchased Shares and the other matters contemplated hereby, and a copy of the By-laws of the Company, all of which shall have been certified by the Secretary of the Company to be true, complete and correct in every particular, and certified copies of all documents evidencing other necessary corporate or other action and governmental approvals, if any, with respect to this Agreement and the Shares.

                  (b) The opinion of Shipman & Goodwin LLP, counsel to the Company, substantially to the effect that:

                           (i) The  Company  and its  corporate  subsidiary  are
              corporations duly incorporated, validly existing and in good standing under the laws of their respective jurisdictions of incorporation. The Company's limited liability company subsidiary is a limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and is not licensed or qualified as a foreign limited liability company in any jurisdiction. To the knowledge of such counsel, Schedule III to this Agreement contains a complete list of all subsidiaries of the Company and the Company's equity interest therein. The Company is duly licensed or qualified to transact business as a foreign corporation and is in good standing in Massachusetts, Rhode Island, Vermont, Maine, New Jersey, New York, Pennsylvania and each other jurisdiction in which it owns or leases real property. Each of the Company and its subsidiaries has the corporate power or entity power, as the case may be, and authority to own and hold its properties and to carry on its business as currently conducted. The Company has the corporate power and authority to execute, deliver and perform this Agreement, the Registration Rights Agreement and the Stockholders' Agreement, to issue, sell and deliver the Purchased Shares and, upon conversion thereof, to issue and deliver the Converted Shares.

                           (ii) This Agreement, the Registration Rights Agreement and the Stockholders' Agreement have been duly authorized, executed and delivered by the Company and constitute the legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms (subject, as to enforcement of remedies, to the discretion of courts in
              awarding   equitable   relief   and  to   applicable







              bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the rights of creditors generally), except that such counsel need not express any opinion as to the validity or enforceability of the indemnification and contribution provisions of the Registration Rights Agreement.

                           (iii) The  execution  and  delivery by the Company of
              this Agreement, the Registration Rights Agreement and the Stockholders' Agreement, the performance by the Company of its obligations hereunder and thereunder, the issuance, sale and delivery of the Purchased Shares and, upon conversion thereof, the issuance and delivery of the Converted Shares, will not violate any provision of law, the Charter or By-laws, as amended, of the Company, any order of any court or other agency of government or any indenture, agreement or other instrument known to such counsel to which the Company, its subsidiaries or any of their respective properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of any lien, charge, restriction, claim or encumbrance of any nature whatsoever upon any of the properties or assets of the Company or its subsidiaries. In rendering the foregoing opinion, such counsel may assume full disclosure to the Purchasers of all material facts and, with respect to performance by the Company of its obligations under the Registration Rights Agreement, may assume compliance by the Company at such time with the registration requirements of the Securities Act and with applicable state securities laws and may disclaim any opinion as to the validity or enforceability of the indemnification and contribution provisions of the Registration Rights Agreement.

                           (iv) The  authorized  capital  stock  of the  Company
              consists of (i) 5,000,000 shares of Preferred Stock, of which 1,666,667 shares have been designated Series A Convertible
              Preferred Stock, and (ii) 10,000,000 shares of Common Stock. Immediately prior to the Closing, 1,471,480 shares of Common Stock will be duly authorized, validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof and no shares of Preferred Stock will have been issued. The designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of each class or series of authorized capital stock of the Company are as set forth in the Charter, and all such designations, powers, preferences, rights, qualifications, limitations and restrictions are valid, binding and enforceable and in accordance with all applicable laws (subject, as to enforcement, to the discretion of courts in awarding equitable relief and to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the rights of creditors generally). Except as set forth in
              Schedule IV, to the knowledge of such counsel, immediately prior to the Closing no subscription, warrant, option, convertible security, or other right (contingent or other) to purchase or acquire equity securities of the Company will be authorized or outstanding and there will be no commitment by the Company to issue shares, subscriptions, warrants, options, convertible securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset. Except as set forth in Schedule IV or as provided for in the Charter, to the knowledge of such counsel the Company has no obligation (contingent or other) to purchase, redeem or otherwise acquire any of its equity securities or any interest therein or to pay any dividend or make any other distribution in respect thereof.

                           (v) The issuance,  sale and delivery of the Purchased
              Shares and the issuance and delivery of the Converted Shares upon conversion of the Purchased Shares have been duly authorized by all required corporate action. Upon payment therefore in accordance with this Agreement, the Purchased Shares will have been validly issued, are fully paid and nonassessable with no personal liability attaching to the ownership thereof and, to the knowledge of such counsel, are free and clear of all liens, charges, restrictions, claims and encumbrances imposed by or through the Company except as set forth in the Registration Rights Agreement and the Stockholders' Agreement and as imposed by applicable federal and state securities laws; and the Converted Shares have been duly reserved for issuance upon conversion of the Purchased Shares and, when so issued, will be validly issued, fully paid and nonassessable with no personal liability attaching to the ownership thereof and, to the knowledge of such counsel, will be free and clear of all liens, charges, restrictions, claims and encumbrances imposed by or through the Company except as set forth in the Registration Rights Agreement and the Stockholders' Agreement and as imposed by applicable federal and state securities laws. Neither the issuance, sale or delivery of the Purchased Shares nor the issuance or delivery of the Converted Shares is subject to any preemptive right of stockholders of the Company arising under law or the Charter or By-laws of the Company, each as amended, or, to the knowledge of such counsel, to any contractual right of first refusal or other right in favor of any person.

                           (vi) Except as described in Schedule II, to the knowledge of such counsel there is no (A) action, suit, claim, proceeding or investigation pending or threatened against or affecting the Company or any of its subsidiaries, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, (B) arbitration proceeding relating to the Company or any of its subsidiaries pending under collective bargaining agreements or (C) governmental inquiry pending or threatened against or affecting the Company or any of its subsidiaries (including, without limitation, any inquiry as to the qualification of the Company or any of its subsidiaries to hold or receive any license or permit). To the knowledge of such counsel, neither the Company nor any of its subsidiaries is in default with respect to any order, writ, injunction or decree known to such counsel of any court or of any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

                           (vii) Assuming the accuracy of the representations and warranties of the Purchasers set forth in Article III, no registration or filing with, and no consent or approval of, or other action by any federal, state or other governmental agency or instrumentality is or will be necessary for the valid execution, delivery and performance by the Company of this Agreement, the Registration Rights Agreement and the Stockholders' Agreement, the issuance, sale and delivery of the Purchased Shares or, upon conversion thereof, the issuance and delivery of the Converted Shares, other than filings pursuant to state securities laws (all of which filings, other than those which are required to be made after the Closing, have been made by the Company). In rendering the foregoing opinion with respect to performance by the Company of its obligations under the Registration Rights Agreement, such counsel may assume compliance by the Company at such time with the registration requirements of the Securities Act and with applicable state securities laws and may disclaim any opinion as to the validity or enforceability of the indemnification and contribution provisions of the Registration Rights Agreement.

                  (c) A certificate of the Secretary or an Assistant Secretary of the Company which shall certify the names of the officers of the Company authorized to sign this Agreement, the certificates for the Purchased Shares and the other documents, instruments or certificates to be delivered pursuant to this Agreement by the Company or any of its officers, together with the true signatures of such officers. The Purchasers may conclusively rely on such certificate until they shall receive a further certificate of the Secretary or an Assistant Secretary of the Company cancelling or amending the prior certificate and submitting the signatures of the officers named in such further certificate.

                  (d) A certificate of the President of the Company stating that the representations and warranties of the Company contained in Article III hereof and otherwise made by the Company in writing in connection with the transactions contemplated hereby are true and correct and that all conditions required to be performed prior to or at the Initial Closing have been performed as of the Initial Closing.

                  (e) The Restated Certificate of Incorporation of the Company (the "Charter") shall provide for the designation of the rights and preferences of the Series A Preferred Stock in the form set forth in Exhibit 1.01A attached hereto.

                  (f) A Stockholders' Agreement in the form set forth in Exhibit 2.02F (the "Stockholders' Agreement") shall have been executed by the parties named therein.

                  (g) Certificates of Good Standing for the Company from the Secretaries of State of Delaware, Massachusetts Rhode Island, Vermont, Maine, New Jersey, New York, Pennsylvania and all other jurisdictions in which the Company is qualified to do business as a foreign corporation shall have been provided to the Purchasers and their special counsel.

                  (h) Payment for the costs, expenses, taxes and filing fees identified in Section 8.04.

                  (i) The Board of Directors of the Company following the Initial Closing shall consist of seven (7) members, of which the current members shall be: John C. Garbarino, Angus M. Duthie, Kevin J. Dougherty, John K. Herdklotz and Edward L. Cahill, with the remaining members to be designated in accordance with the Stockholders' Agreement.

                  (j) The Company and the Purchasers shall have entered into a Registration Rights Agreement in the form set forth in Exhibit 2.02J (the "Registration Rights Agreement").

                  (k) The Company's By-laws shall be in form and substance reasonably satisfactory to the Purchasers and their special counsel.

                  (l) Participation of all Purchasers specified on Schedule I hereto in the transactions.

         2.03 Consents, Waivers, Etc. Prior to the Initial Closing, the Company shall have obtained all consents or waivers, if any, necessary to execute and deliver this Agreement, issue the Initial Preferred Shares and to carry out the transactions contemplated hereby and thereby, and all such consents and waivers shall be in full force and effect. All corporate and other action and governmental filings necessary to effectuate the terms of this Agreement, the Initial Preferred Shares and other agreements and instruments executed and delivered by the Company in connection herewith shall have been made or taken, except for any post-sale filing that may be required under federal or state securities laws. In addition to the documents set forth above, the Company shall have provided to the Purchasers any other information or copies of documents that they may reasonably request.







         2.04 Conditions Precedent to Additional Closings. The respective several obligations of the Purchasers to purchase and pay for the Additional Preferred Shares to be purchased at the Additional Closing are subject to (i) the written consent of a majority in interest of the Purchasers, (ii) the continuing performance in all material respects of all agreements by the Company contained in this Agreement and the Stockholders' Agreement, and (iii) the delivery to each Purchaser of a certificate, dated the date of such Additional Closing, signed by the President of the Company, to the effect that (A) other than as disclosed in a schedule, which shall be reasonably satisfactory to a majority in interest of the Purchasers, attached to such certificate or as contemplated by this Agreement, the representations and warranties of the Company contained in Article III hereof were true and correct when made and are true and correct in all material respects on and as of the date of such Additional Closing (it being understood that, in the latter case, any reference to the Closing contained in said Article III shall be deemed to be a reference to such Additional Closing), (B) the Company has performed and complied in all material respects with all covenants, agreements and conditions contained in this Agreement, the Stockholders' Agreement and the Registration Rights Agreement required to be performed or complied with by it on or prior to the date of the Additional Closing, and (C) since the date of the Initial Closing, there has not occurred (or is likely to occur) any material adverse event with respect to the Company or its operations.


                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company, together with its subsidiaries, represents and warrants to the Purchasers that, except as set forth in the Disclosure Schedule attached as
Schedule II (which Disclosure Schedule makes explicit reference to the particular representation or warranty as to which exception is taken, which in each case shall constitute the sole representation and warranty as to which such exception shall apply):

         3.01  Organization, Qualifications and Corporate Power.

                  (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is duly licensed or qualified to transact business as a foreign corporation and is in good standing in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it requires such licensing or qualification and where the failure to be so qualified would have a material adverse effect on the Company. The Company has the corporate power and authority to own and hold its properties and to carry on its business as now conducted and as proposed to be conducted, to execute, deliver and perform this Agreement, the Registration Rights Agreement and the Stockholders' Agreement to issue, sell and deliver the Preferred Shares and to issue and deliver the Converted Shares.

                  (b) The attached Schedule III contains a list of all subsidiaries of the Company and its equity interest therein. Except for such subsidiaries, the Company does not (i) own of record or beneficially, directly or indirectly, (A) any shares of capital stock or securities convertible into capital stock of any other corporation or (B) any participating interest in any partnership, joint venture or other non-corporate business enterprise or (ii) control, directly or indirectly, any other entity. Each of the Company's corporate subsidiary and limited liability company subsidiary is a corporation or limited liability company duly incorporated or organized, as the case may be, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization, as the case may be, and is duly licensed or qualified to transact business as a foreign corporation or limited liability company, as the case may be, and is in good standing in each jurisdiction in which the nature of the business transacted by it or the character of the properties owned or leased by it requires such licensing or qualification and where the failure to be so qualified would have a material adverse effect on the Company. Each of the subsidiaries referenced above has the corporate power or entity power, as the case may be, and authority to own and hold its properties and to carry on its business as now conducted and as proposed to be conducted. All of the outstanding shares of capital stock or equity interests, as the case may be, of each of the subsidiaries are owned beneficially and of record by the Company, one of its other subsidiaries, or any combination of the Company and/or one or more of its other subsidiaries, in each case free and clear of any liens, charges, restrictions, claims or encumbrances of any nature whatsoever; and there are no outstanding subscriptions, warrants, options, convertible securities, or other rights (contingent or other) pursuant to which any of the subsidiaries is or may become obligated to issue any shares of its capital stock or equity interests, as the case may be, to any person other than the Company or one of the other subsidiaries.

         3.02  Authorization of Agreements, Etc.

                  (a) The execution and delivery by the Company of this Agreement, the Registration Rights Agreement and the Stockholders' Agreement, the performance by the Company of its obligations hereunder and thereunder, the issuance, sale and delivery of the Purchased Shares and the issuance and delivery of the Converted Shares have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the Charter or the By-laws of the Company, as amended, or any provision of any indenture, agreement or other instrument to which the Company, any of its subsidiaries or any of their respective properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of any lien, charge, restriction, claim or encumbrance of any nature whatsoever upon any of the properties or assets of the Company or any of its subsidiaries. To the best of the Company's knowledge, no provision of the Stockholders' Agreement violates, conflicts with, results in a breach of or constitutes (with due notice or lapse of time or both) a default by any other party under any other indenture, agreement or instrument.

                  (b) The Purchased Shares have been duly authorized and, when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable shares of Series A Preferred Stock with no personal liability attaching to the ownership thereof and will be free and clear of all liens, charges, restrictions, claims and encumbrances imposed by or through the Company except as set forth in the Registration Rights Agreement and the Stockholders' Agreement and as imposed by applicable federal and state securities laws. The Converted Shares have been duly reserved for issuance upon conversion of the Purchased Shares and, when so issued, will be duly authorized, validly issued, fully paid and nonassessable shares of Common Stock with no personal liability attaching to the ownership thereof and will be free and clear of all liens, charges, restrictions, claims and encumbrances imposed by or through the Company except as set forth in the Registration Rights Agreement and the Stockholders' Agreement and as imposed by applicable federal and state securities laws. Neither the issuance, sale or delivery of the Purchased Shares nor the issuance or delivery of the Converted Shares is subject to any preemptive right of stockholders of the Company or to any right of first refusal or other right in favor of any person.

         3.03 Validity. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms (subject, as to enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the rights of creditors generally). The Registration Rights






Agreement and the Stockholders' Agreement, when executed and delivered in accordance with this Agreement, will constitute the legal, valid and binding obligations of the Company, enforceable in accordance with their respective terms (subject, as to enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the rights of creditors generally).

         3.04 Authorized Capital Stock. The authorized capital stock of the Company consists of (i) 5,000,000 shares of Preferred Stock, $.001 par value (the "Preferred Stock"), of which 1,666,667 shares have been designated Series A Preferred Stock, and (ii) 10,000,000 shares of Common Stock. Immediately prior to the Closing, 1,471,480 shares of Common Stock will be validly issued and outstanding, fully paid and nonassessable with no personal liability attaching to the ownership thereof and no shares of Preferred Stock will have been issued. The stockholders of record owning more than 5% of the outstanding shares of the Common Stock of the Company and holders of subscriptions, warrants, options, convertible securities, and other rights (contingent or other) to purchase or otherwise acquire equity securities of the Company, and the number of shares of Common Stock and the number of such subscriptions, warrants, options, convertible securities, and other such rights held by each, are as set forth in the attached Schedule IV. The designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of each class and series of authorized capital stock of the Company are as set forth in the Charter and Certificate of Designations, a copy of which is attached as Exhibit 1.01A, and all such designations, powers, preferences, rights, qualifications, limitations and restrictions are valid, binding and enforceable and in accordance with all applicable laws. Except as set forth in the attached Schedule IV, (i) no subscription, warrant, option, convertible security, or other right (contingent or other) to purchase or otherwise acquire equity securities of the Company is authorized or outstanding and (ii) there is no commitment by the Company to issue shares, subscriptions, warrants, options, convertible securities, or other such rights or to distribute to holders of any of its equity securities any evidence of indebtedness or asset. Except as provided for in the Charter or as set forth in the attached Schedule IV, the Company has no obligation (contingent or other) to purchase, redeem or otherwise acquire any of its equity securities or any interest therein or to pay any dividend or make any other distribution in respect thereof. Except for the Stockholders' Agreement, to the best of the Company's knowledge there are no voting trusts or agreements, stockholders' agreements, pledge agreements, buy-sell agreements, rights of first refusal, preemptive rights or proxies relating to any securities of the Company or any of its subsidiaries (whether or not the Company or any of its subsidiaries is a party thereto). All of the outstanding securities of the Company were issued in compliance with all applicable federal and state securities laws.

         3.05 Financial Statements. The Company has furnished to the Purchasers the audited consolidated balance sheet of Telor Ophthalmic Pharmaceuticals, Inc., Occupational Health + Rehabilitation Inc and their subsidiaries (collectively, the "Predecessor Companies") as of December 31, 1995 and the related audited consolidated statements of income, stockholders' equity and cash flows of the Predecessor Companies for the year ended December 31, 1995, the Unaudited Pro Forma Combined Financial Information as of December 31, 1995 as disclosed in the Offering Memorandum and Proxy Statement dated May 15, 1996 (the "Proxy Statement"), the unaudited consolidated balance sheet of the Company and its subsidiaries as of June 30, 1996 (the "Balance Sheet") and the related unaudited consolidated statements of income, stockholders' equity and cash flows of the Company and its subsidiaries for the 6 months ended June 30, 1996. All such financial statements have been prepared in accordance with generally accepted accounting principles consistently applied (except that such unaudited financial statements do not contain all of the required footnotes and interim statements do not contain year-end adjustments), or where different from generally accepted accounting principles, SEC requirements, and fairly present the consolidated financial position of the Predecessor Companies, the Company and its subsidiaries as of December 31, 1995 and June 30, 1996, respectively, and the consolidated results of their operations and cash flows of the Predecessor Companies, the Company and its subsidiaries for the year ended December 31, 1995 and the 6 months ended June 30, 1996, respectively. Since the date of the Balance Sheet, (i) there has been no change in the assets, liabilities or financial condition of the Company and its subsidiaries (on a consolidated basis) from that reflected in the Balance Sheet except for changes in the ordinary course of business which in the aggregate have not been materially adverse and (ii) none of the business, prospects, financial condition, operations, property or affairs of the Company and its subsidiaries (on a consolidated basis) has been materially adversely affected by any occurrence or development, individually or in the aggregate, whether or not insured against.

         3.06 Events Subsequent to the Date of the Balance Sheet. Since the date of the Balance Sheet, the Company has not (i) issued any stock, bond or other corporate security, (ii) borrowed any amount or incurred or become subject to any liability (absolute, accrued or contingent), except current liabilities incurred and liabilities under contracts entered into in the ordinary course of business, (iii) discharged or satisfied any lien or encumbrance or incurred or paid any obligation or liability (absolute, accrued or contingent) other than current liabilities shown on the Balance Sheet and current liabilities incurred since the date of the Balance Sheet in the ordinary course of business, (iv) declared or made any payment or distribution to stockholders or purchased or redeemed any share of its capital stock or other security, (v) mortgaged, pledged, encumbered or subjected to lien any of its assets, tangible or intangible, other than liens of current real property taxes not yet due and payable, (vi) sold, assigned or transferred any of its tangible assets except in the ordinary course of business, or cancelled any debt or claim, (vii) sold, assigned, transferred or granted any exclusive license with respect to any patent, trademark, trade name, service mark, copyright, trade secret or other intangible asset, (viii) suffered any loss of property or waived any right of substantial value whether or not in the ordinary course of business, (ix) made any change in officer compensation except in the ordinary course of business and consistent with past practice, (x) made any material change in the manner of business or operations of the Company, (xi) entered into any transaction except in the ordinary course of business or as otherwise contemplated hereby or (xii) entered into any commitment (contingent or otherwise) to do any of the foregoing.

         3.07 Litigation; Compliance with Law. There is no (i) action, suit, claim, proceeding or investigation pending or, to the best of the Company's knowledge, threatened against or affecting the Company, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) arbitration proceeding relating to the Company pending under collective bargaining agreements or otherwise or (iii) governmental inquiry pending or, to the best of the Company's knowledge, threatened against or affecting the Company (including without limitation any inquiry as to the qualification of the Company to hold or receive any license or permit), and, to the best of the Company's knowledge, there is no basis for any of the foregoing. The Company has not received any opinion or memorandum or legal advice from legal counsel to the effect that it is exposed, from a legal standpoint, to any liability or disadvantage which may be material to its business, prospects, financial condition, operations, property or affairs. The Company is not in default with respect to any order, writ, injunction or decree known to or served upon the Company of any court or of any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign. There is no action or suit by the Company pending, or threatened or contemplated against others. The Company has complied in all material respects with all laws, rules, regulations and orders applicable to its business, operations, properties, assets, products and services, the Company has all necessary permits, licenses and other authorizations required to conduct its business as conducted and as proposed to be conducted, and the Company has been operating its business pursuant to and in compliance with the terms of all such permits, licenses and other authorizations. There is no existing law, rule, regulation or order, and the






Company after due inquiry is not aware of any proposed law, rule, regulation or order, whether federal, state, county or local, which would prohibit or restrict the Company from, or otherwise materially adversely affect the Company in, conducting its business in any jurisdiction in which it is now conducting business or in which it proposes to conduct business.

         3.08 Proprietary Information of Third Parties. To the best of the Company's knowledge, no third party has claimed or has reason to claim that any person employed by or affiliated with the Company has (a) violated or may be violating any of the terms or conditions of his or her employment, non-competition or non-disclosure agreement with such third party, (b) disclosed or may be disclosing or utilized or may be utilizing any trade secret or proprietary information or documentation of such third party or (c) interfered or may be interfering in the employment relationship between such third party and any of its present or former employees. No third party has requested information from the Company which suggests that such a claim might be contemplated. To the best of the Company's knowledge, no person employed by or affiliated with the Company has employed or proposes to employ any trade secret or any information or documentation proprietary to any former employer, and to the best of the Company's knowledge, no person employed by or affiliated with the Company has violated any confidential relationship which such person may have had with any third party, in connection with the development, manufacture or sale of any product or proposed product or the development or sale of any service or proposed service of the Company, and the Company has no reason to believe there will be any such employment or violation. To the best of the Company's knowledge, none of the execution or delivery of this Agreement, or the carrying on of the business of the Company as officers, employees or agents by any officer, director or key employee of the Company, or the conduct or proposed conduct of the business of the Company, will conflict with or result in a breach of the terms, conditions or provisions of or constitute a default under any contract, covenant or instrument under which any such person is obligated.

         3.09 Patents, Trademarks, Etc. Set forth in Schedule II is a list and brief description of all domestic and foreign patents, patent rights, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names and registered copyrights, and all applications for such which are in the process of being prepared, owned by or registered in the name of the Company, or of which the Company is a licensor or licensee or in which the Company has any right, and in each case a brief description of the nature of such right. The Company owns or possesses adequate licenses or other rights to use all patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, copyrights, manufacturing processes, formulae, trade secrets, customer lists and know how (collectively, "Intellectual Property") necessary or desirable to the conduct of its business as conducted and as proposed to be conducted, and no claim is pending or, to the best of the Company's knowledge, threatened to the effect that the operations of the Company infringe upon or conflict with the asserted rights of any other person under any Intellectual Property, and, to the best of the Company's knowledge, there is no basis for any such claim (whether or not pending or threatened). No claim is pending or, to the best of the Company's knowledge, threatened to the effect that any such Intellectual Property owned or licensed by the Company, or which the Company otherwise has the right to use, is invalid or unenforceable by the Company, and, to the best of the Company's knowledge, there is no basis for any such claim (whether or not pending or threatened). To the best of the Company's knowledge, all technical information developed by and belonging to the Company which has not been patented has been kept confidential. The Company has not granted or assigned to any other person or entity any right to manufacture, have manufactured, assemble or sell the products or proposed products or to provide the services or proposed services of the Company.








         3.10 Title to Properties. The Company and its subsidiaries have good, clear and marketable title to their respective properties and assets reflected on the Balance Sheet or acquired by them since the date of the Balance Sheet (other than properties and assets disposed of in the ordinary course of business since the date of the Balance Sheet), and all such properties and assets are free and clear of mortgages, pledges, security interests, liens, charges, claims, restrictions and other encumbrances (including without limitation, easements and licenses), except for liens for or current taxes not yet due and payable and minor imperfections of title, if any, not material in nature or amount and not materially detracting from the value or impairing the use of the property subject thereto or impairing the operations or proposed operations of the Company and its subsidiaries, including without limitation, the ability of the Company and its subsidiaries to secure financing using such properties and assets as collateral. To the best of the Company's knowledge after due inquiry, there are no condemnation, environmental, zoning or other land use regulation proceedings, either instituted or planned to be instituted, which would adversely affect the use or operation of the Company's and its subsidiaries' properties and assets for their respective intended uses and purposes, or the value of such properties, and neither the Company nor any subsidiary has received notice of any special assessment proceedings which would affect such properties and assets.

         3.11 Leasehold Interests. Each lease or agreement to which the Company is a party under which it is a lessee of any property, real or personal, is a valid and subsisting agreement, duly authorized and entered into, without any default of the Company thereunder and, to the best of the Company's knowledge, without any default thereunder of any other party thereto. No event has occurred and is continuing which, with due notice or lapse of time or both, would constitute a default or event of default by the Company under any such lease or agreement or, to the best of the Company's knowledge, by any other party thereto. The Company's possession of such property has not been disturbed and, to the best of the Company's knowledge after due inquiry, no claim has been asserted against the Company adverse to its rights in such leasehold interests.

         3.12 Insurance. The Company holds valid policies covering all of the insurance required to be maintained by it under Section 4.04.

         3.13 Taxes. The Company has filed all tax returns, federal, state, county and local, required to be filed by it, and the Company has paid all taxes shown to be due by such returns as well as all other taxes, assessments and governmental charges which have become due or payable (and are not the subject of a valid extension of time), including without limitation all taxes which the Company is obligated to withhold from amounts owing to employees, creditors and third parties. The Company has established adequate reserves for all taxes accrued but not yet payable. The Company has not received notice that its federal income tax returns have been audited by the Internal Revenue Service. No deficiency assessment with respect to or proposed adjustment of the Company's federal, state, county or local taxes is pending or, to the best of the Company's knowledge, threatened. There is no tax lien (other than for current taxes not yet due and payable), whether imposed by any federal, state, county or local taxing authority, outstanding against the assets, properties or business of the Company.

         3.14 Other Agreements. Except as set forth in the attached Schedule V(A), the Company is not a party to or otherwise bound by any written or oral agreement, instrument, commitment or restriction which individually or in the aggregate has, or which the Company believes is likely to, materially adversely affect the business, prospects, financial condition, operations, property or affairs of the Company. Except as set forth in the attached Schedule V(B), the Company is not a party to or otherwise bound by any written or oral:







         (a) sales agency or similar agreement which is not terminable on less than ninety (90) days' notice without cost or other liability to the Company (except for agreements which, in the aggregate, are not material to the business of the Company);

         (b) agreement which entitles any customer to a rebate or right of set-off, or which varies in any material respect from the Company's standard form agreements;

         (c) agreement with any labor union (and, to the knowledge of the Company, no organizational effort is being made with respect to any of its employees);

         (d) agreement with any supplier or customer containing any provision permitting any party other than the Company to renegotiate the price or other terms, or containing any pay-back or other similar provision;

         (e) agreement for the future purchase of fixed assets or for the future purchase of materials, supplies or equipment in excess of its normal operating requirements;

         (f) agreement for the employment of any officer, employee or other person (whether of a legally binding nature or in the nature of informal understandings) on a full-time or consulting basis which is not terminable on notice without cost or other liability to the Company, except normal severance arrangements and accrued vacation pay;

         (g) bonus, pension, profit-sharing, retirement, hospitalization, insurance, stock purchase, stock option or other plan, agreement or understanding pursuant to which benefits are provided to any employee of the Company (other than group insurance plans which are not self-insured and are applicable to employees generally);

         (h) agreement relating to the borrowing of money or to the mortgaging or pledging of, or otherwise placing a lien or security interest on, any asset of the Company;

         (i)  voting  trust  or  agreement,   stockholders'  agreement,   pledge
      agreement, buy-sell agreement or first refusal or preemptive rights agreement relating to any securities of the Company;

         (j) agreement or obligation (contingent or otherwise) to issue, sell or otherwise distribute or to repurchase or otherwise acquire or retire any share of its capital stock or any of its other equity securities;

         (k) assignment, license or other agreement with respect to any form of intangible property;

         (l) agreement under which it has granted any person any registration rights, other than the Registration Rights Agreement;

         (m) agreement under which it has limited or restricted its right to compete with any person in any respect;

         (n) other agreement or group of related agreements with the same party involving more than $10,000 or continuing over a period of more than six months from the date or dates thereof (including renewals or extensions optional with another party), which agreement or group of agreements is not terminable by the Company without penalty upon notice of thirty (30) days or less, but excluding any agreement or group of agreements with a customer of the Company for the Company's products or services if such agreement or group of agreements was entered into by the Company in the ordinary course of business; or

         (o) other agreement, instrument, commitment, plan or arrangement, a copy of which would be required to be filed with the Securities and Exchange Commission (the "Commission") as an exhibit to a registration statement on Form S-1 if the Company were registering securities under the Securities Act of 1933, as amended (the "Securities Act") which has not yet been filed with the Commission and a copy delivered to counsel for the Purchasers.

The Company, and to the best of the Company's knowledge after due inquiry, each other party thereto have in all material respects performed all the obligations required to be performed by them to date (or each non-performing party has received a valid, enforceable and irrevocable written waiver with respect to its non-performance), have received no notice of default and are not in default (with due notice or lapse of time or both) under any agreement, instrument, commitment, plan or arrangement to which the Company is a party or by which it or its property may be bound. The Company has no present expectation or intention of not fully performing all its obligations under each such agreement, instrument, commitment, plan or arrangement, and the Company has no knowledge of any breach or anticipated breach by the other party to any agreement, instrument, commitment, plan or arrangement to which the Company is a party. The Company is in full compliance with all of the terms and provisions of its Charter and By-laws, as amended.

         3.15 Loans and Advances. The Company does not have any outstanding loans or advances to any person and is not obligated to make any such loans or advances, except, in each case, for advances to employees of the Company in respect of reimbursable business expenses anticipated to be incurred by them in connection with their performance of services for the Company.

         3.16 Assumptions, Guaranties, Etc. of Indebtedness of Other Persons. The Company has not assumed, guaranteed, endorsed or otherwise become directly or contingently liable on any indebtedness of any other person (including, without limitation, liability by way of agreement, contingent or otherwise, to purchase, to provide funds for payment, to supply funds to or otherwise invest in the debtor, or otherwise to assure the creditor against loss), except for guaranties by endorsement of negotiable instruments for deposit or collection in the ordinary course of business.

         3.17 Significant Customers and Suppliers. No customer or supplier which was significant to the Company during the period covered by the financial statements referred to in Section 3.05 or which has been significant to the Company thereafter, has terminated, materially reduced or threatened to terminate or materially reduce its purchases from or provision of products or services to the Company, as the case may be.

         3.18 Governmental Approvals. Subject to the accuracy of the representations and warranties of the Purchasers set forth in Article V, no registration or filing with, or consent or approval of or other action by, any federal, state or other governmental agency or instrumentality is or will be necessary for the valid execution, delivery and performance by the Company of this Agreement, the Registration Rights Agreement or the Stockholders' Agreement, the issuance, sale and delivery of the Purchased Shares or, upon conversion thereof, the issuance and delivery of the Converted Shares, other than (i) filings pursuant to state securities laws (all of which filings have been made by the Company, other than those which are required to be made after the Closing and which will be duly made on a timely basis) in connection with the sale of the Purchased Shares and (ii) with respect to the Registration Rights






Agreement, the registration of the shares covered thereby with the Commission and filings pursuant to state securities laws.

         3.19 Disclosure. Neither this Agreement, nor any Schedule or Exhibit to this Agreement, nor the Proxy Statement, nor the income summaries by center and summaries regarding patient visits and revenue by center through August 31, 1996, nor the consolidated balance sheet of the Company as of August 31, 1996 contains an untrue statement of a material fact or omits a material fact necessary to make the statements contained herein or therein not misleading as of the date hereof. None of the statements, documents, certificates or other items prepared or supplied by the Company with respect to the transactions contemplated hereby contains an untrue statement of a material fact or omits a material fact necessary to make the statements contained therein not misleading. There is no fact which the Company has not disclosed to the Purchasers and their counsel in writing and of which the Company is aware which materially and adversely affects or could materially and adversely affect the business, prospects, financial condition, operations, property or affairs of the Company or any of its subsidiaries. The financial projections and other estimates provided to the Purchasers were prepared by the Company based on the Company's experience in the industry and on assumptions of fact and opinion as to future events which the Company believes to be reasonable, but which the Company cannot and does not assure or guarantee the attainment of in any manner. As of the date hereof, no facts have come to the attention of the Company which would, in its opinion, require the Company to revise or amplify the assumptions underlying such projections and other estimates or the conclusions derived therefrom.

         3.20 Offering of the Purchased Shares. Neither the Company nor any person authorized or employed by the Company as agent, broker, dealer or otherwise in connection with the offering or sale of the Purchased Shares or any security of the Company similar to the Purchased Shares has offered the Purchased Shares or any such similar security for sale to, or solicited any offer to buy the Purchased Shares or any such similar security from, or otherwise approached or negotiated with respect thereto with, any person or persons, and neither the Company nor any person acting on its behalf has taken or will take any other action (including, without limitation, any offer, issuance or sale of any security of the Company under circumstances which might require the integration of such security with Purchased Shares under the Securities Act or the rules and regulations of the Commission thereunder), in either case so as to subject the offering, issuance or sale of the Purchased Shares to the registration provisions of the Securities Act.

         3.21 Brokers. The Company has no contract, arrangement or understanding with any broker, finder or similar agent with respect to the transactions contemplated by this Agreement.

         3.22 Officers. Set forth in Schedule II is a list of the names of the officers of the Company, together with the title or job classification of each such person and the total compensation anticipated to be paid to each such person by the Company and its subsidiaries in 1996. None of such persons has an employment agreement or understanding, whether oral or written, with the Company or any of its subsidiaries, which is not terminable on notice by the Company or such subsidiary without cost or other liability to the Company or such subsidiary.

         3.23 Transactions With Affiliates. No director, officer, employee or stockholder of the Company, or member of the family of any such person, or any corporation, partnership, trust or other entity in which any such person, or any member of the family of any such person, has a substantial interest or is an officer, director, trustee, partner or holder of more than 5% of the outstanding capital stock thereof, is a party to any transaction with the Company, including any contract, agreement or other arrangement providing for the employment of, furnishing of services by, rental of real or personal property from or otherwise requiring payments to any such person or firm, other than employment-at-will arrangements in the ordinary course of business.

         3.24 Employees. Each of the officers of the Company, each key employee and each other employee now employed by the Company who has access to confidential information of the Company has executed a Confidentiality Agreement (collectively, the "Confidentiality Agreements"), and such agreements are in full force and effect. No officer or key employee of the Company has advised the Company (orally or in writing) that he or she intends to terminate employment with the Company. The Company has complied in all material respects with all applicable laws relating to the employment of labor, including provisions relating to wages, hours, equal opportunity, collective bargaining and the payment of Social Security and other taxes., and with the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         3.25 U.S. Real Property Holding Corporation. The Company is not now and has never been a "United States real property holding corporation," as defined in Section 897(c)(2) of the Code and Section 1.897-2(b) of the Treasury Regulations and the Company has filed with the Internal Revenue Service all statements, if any, with its United States income tax returns which are required under Section 1.897-2(h) of such Regulations.

         3.26 Environmental Protection. The Company has not caused or allowed, or contracted with any party for, the generation, use, transportation, treatment, storage or disposal of any Hazardous Substances (as defined below) in connection with the operation of its business or otherwise which could reasonably be expected to result in a claim or liability of a material adverse nature. The Company, the operation of its business, and any real property that the Company owns, leases or otherwise occupies or uses (the "Premises") are in compliance in all material respects with all applicable Environmental Laws (as defined below) and orders or directives of any governmental authorities having jurisdiction under such Environmental Laws, including, without limitation, any Environmental Laws or orders or directives with respect to any cleanup or remediation of any release or threat of release of Hazardous Substances. The Company has not received any citation, directive, letter or other communication, written or oral, or any notice of any proceeding, claim or lawsuit, from any person arising out of the ownership or occupation of the Premises, or the conduct of its operations, and the Company is not aware of any basis therefor. The Company has obtained and is maintaining in full force and effect all material permits, licenses and approvals required by all Environmental Laws applicable to the Premises and the business operations conducted thereon, and is in material compliance with all such permits, licenses and approvals. The Company has not caused or allowed a release, or a threat of release, of any Hazardous Substance unto, at or near the Premises, and, to the best of the Company's knowledge, the Premises has never been subject to a release, or a threat of release, of any Hazardous Substance. For the purposes of this Agreement, the term "Environmental Laws" shall mean any Federal, state or local law or ordinance or regulation pertaining to the protection of human health or the environment, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 9601, et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Sections 11001, et seq., and the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901, et seq. For purposes of this Agreement, the term "Hazardous Substances" shall include oil and petroleum products, asbestos, polychlorinated biphenyls, urea formaldehyde and any other materials classified as hazardous or toxic under any Environmental Laws.









         3.27  ERISA.

         (a) Schedule II lists each Employee Plan that covers any employee of the Company, copies or descriptions of all of which have previously been made available or furnished to the Purchasers. With respect to each Employee Plan, the Company has provided the most recently filed Form 5500 and an accurate summary description of such plan.

         (b) Schedule II also includes a list of each Benefit Arrangement of the Company, copies or descriptions of all of which have been made available or furnished previously to the Purchasers.

         (c) No Employee Plan is a Multiemployer Plan and no Employee Plan is subject to Title IV of ERISA. The Company and its Affiliates have not incurred any liability under Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA.

         (d) None of the Employee Plans or other arrangements listed on Schedule II covers any non-United States employee or former non-United States employee of the Company.

         (e) No "prohibited  transaction," as defined in Section 406 of ERISA or
Section 4975 of the Code, has occurred with respect to any Employee Plan.

         (f) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code is so qualified and has been so qualified during the period from its adoption to date, and each trust forming a part thereof is exempt from tax pursuant to Section 501(a) of the Code. The Company has furnished to the Purchasers copies of the most recent Internal Revenue Service determination letters with respect to each such plan, including a letter with respect to amendments required by the Tax Reform Act of 1986. Each Employee Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such plan.

         (g) Each Employee Plan and each Benefit Arrangement has been maintained in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations which are applicable to such Employee Plan and Benefit Arrangement.

         (h) Except as disclosed in writing to the Purchasers prior to the date hereof, there has been no amendment to, written interpretation of or announcement (whether or not written) by the Company or any of its ERISA Affiliates relating to, or change in employee participation or coverage under, any Employee Plan or Benefit Arrangement that would increase materially the expense of maintaining such Employee Plan or Benefit Arrangement above the level of the expense incurred in respect thereof for the fiscal year ended prior to the date hereof.

         (i) There is no contract, agreement, plan or arrangement covering any employee or former employee of the Company that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

         (j) No tax under Section 4980B of the Code has been incurred in respect of any Employee Plan that is a group health plan, as defined in Section 5000(b)(1) of the Code.







         (k) With respect to the employees and former employees of the Company, there are no employee post-retirement medical or health plans in effect, except as required by Section 4980B of the Code.

         (l) No employee of the Company will become entitled to any bonus, retirement, severance or similar benefit or enhanced benefit solely as a result of the transactions contemplated hereby.

         (m) The Company does not have, nor is it reasonably expected to have, any liability under Title IV of ERISA.

         3.28 Foreign Corrupt Practices Act. The Company has not taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules and regulations thereunder. To the best of the Company's knowledge after due inquiry, there is not now, and there has never been, any employment by the Company of, or beneficial ownership in the Company by, any governmental or political official in any country in the world.

         3.29 Federal Reserve Regulations. The Company is not engaged in the business of extending credit for the purpose of purchasing or carrying margin securities (within the meaning of Regulation G of the Board of Governors of the Federal Reserve System), and no part of the proceeds of the Preferred Shares will be used to purchase or carry any margin security or to extend credit to others for the purpose of purchasing or carrying any margin security or in any other manner which would involve a violation of any of the regulations of the Board of Governors of the Federal Reserve System.

         3.30 Additional Information. The Company has filed in a timely manner all documents that the Company was required to file under the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the 12 months preceding the date of this Agreement. The following documents complied in all material respects with the requirements of the Exchange Act as of their respective filing dates, and the information contained therein was true and correct in all material respects as of the date of such documents, and each of the following documents as of the date thereof did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading:

                  (a) The Company's Quarterly Report on Form 10-Q for the quarter year ended June 30, 1996; and

                  (b) all other documents, if any, filed by the Company with the Securities and Exchange Commission (the "Commission") since the filing of the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1996 pursuant to the reporting requirements of the Exchange Act.

         3.31 Securities Act of 1933. The Company has complied and will comply with all applicable federal and state securities laws in connection with the offer, issuance and sale of the Shares. Neither the Company nor anyone acting on its behalf has or will sell, offer to sell or solicit offers to buy the Shares or similar securities to, or solicit offers with respect thereto from, or enter into any preliminary conversations or negotiations relating thereto with, any Person, so as to bring the issuance and sale of the Shares under the registration provisions of the Securities Act and applicable state securities laws.







                                   ARTICLE IV

                            COVENANTS OF THE COMPANY

         The Company, together with its subsidiaries, covenants and agrees with each of the Purchasers that:

         4.01 Financial Statements, Reports, Etc. The Company shall furnish to each Purchaser:

         (a) within the time periods required for the furnishing thereof, copies of the Company's reports filed on Form 10-K, Form 10-Q and any successor form or forms;

         (b) within thirty (30) days after the end of each month in each fiscal year (other than the last month in each fiscal year) a consolidated balance sheet of the Company and its subsidiaries, if any, the related consolidated statements of income, stockholders' equity and cash flows, income summaries by center, receivable aging tables by center and monthly center operating data unaudited but prepared in accordance with generally accepted accounting principles (except for notes and year-end adjustments) and certified by the Chief Financial Officer of the Company, such consolidated balance sheet to be as of the end of such month and such consolidated statements of income, stockholders' equity and cash flows to be for such month and for the period from the beginning of the fiscal year to the end of such month, in each case with comparative statements for the prior fiscal year, provided that the Company's obligations under this
      Section 4.01(b) shall terminate upon the completion of a firm commitment underwritten public offering of the Company's securities;

         (c) at the time of delivery of each annual financial statement pursuant to Section 4.01(a), a certificate executed by the Chief Financial Officer of the Company stating that such officer has caused this Agreement and the Series A Convertible Preferred Stock to be reviewed and has no knowledge of any default by the Company in the performance or observance of any of the provisions of this Agreement or the Series A Convertible Preferred Stock or, if such officer has such knowledge, specifying such default and the nature thereof;

         (d) at the time of  delivery  of each  monthly  statement  pursuant  to
      Section 4.01(b), a management narrative report explaining all significant variances from forecasts and all significant current developments in staffing, marketing, sales and operations;

         (e) no later than thirty (30) days prior to the start of each fiscal year, consolidated capital and operating expense budgets, cash flow projections and income and loss projections for the Company and its subsidiaries in respect of such fiscal year, all itemized in reasonable detail, by center (other than cash flow projections and prepared on a monthly basis, and, promptly after preparation, any revisions to any of the foregoing;

         (f) promptly following receipt by the Company, each audit response letter, accountant's management letter and other written report submitted to the Company by its independent public accountants in connection with an annual or interim audit of the books of the Company or any of its subsidiaries;







         (g) promptly after the commencement thereof, notice of all actions, suits, claims, proceedings, investigations and inquiries of the type described in Section 3.07 that could materially adversely affect the Company or any of its subsidiaries;

         (h) promptly upon sending, making available or filing the same, all press releases, reports and financial statements that the Company sends or makes available to its stockholders or directors or files with the Commission;

         (i) at the time of delivery to the Company's Board of Directors, reports, minutes, consents, waivers or such other information substantially similar to such reports, minutes, consents, waivers or other information delivered to the members of the Company's Board of Directors provided that each Purchaser understands that it could be subject to fines, penalties and other liabilities under applicable securities laws in the event of trading in the Company's securities while in the possession of any material, non-public information concerning the Company and agrees to abide by these legal prohibitions on tipping and trading; and

         (j) promptly, from time to time, such other information regarding the business, prospects, financial condition, operations, property or affairs of the Company and its subsidiaries as such Purchaser reasonably may request.

         4.02 Reserve for Conversion Shares. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, for the purpose of effecting the conversion of the Purchased Shares and otherwise complying with the terms of this Agreement, such number of its duly authorized shares of Common Stock as shall be sufficient to effect the conversion of the Purchased Shares from time to time outstanding or otherwise to comply with the terms of this Agreement. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of the Purchased Shares or otherwise to comply with the terms of this Agreement, the Company will forthwith take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes. The Company will obtain any authorization, consent, approval or other action by or make any filing with any court or administrative body that may be required under applicable state securities laws in connection with the issuance of shares of Common Stock upon conversion of the Purchased Shares.

         4.03  Existence.  The  Company  shall  maintain  and cause  each of its
subsidiaries  (if  any)  to  maintain,   their  respective  corporate  or  legal
existence, rights and franchises in full force and effect.

         4.04 Properties, Business, Insurance. The Company shall maintain and cause each of its subsidiaries (if any) to maintain as to their respective properties and business, with financially sound and reputable insurers, insurance against such casualties and contingencies and of such types and in such amounts as is customary for companies similarly situated, which insurance shall be deemed by the Company to be sufficient. The Company shall also use its best efforts to obtain within 45 days of the Initial Closing Date and thereafter maintain in effect a "key person" life insurance policy, payable to the Company, on the life of John Garbarino (so long as he remains an employee of the Company), in the amount of $1,000,000. The Company shall not cause or permit any assignment or change in beneficiary and shall not borrow against any such policy. If requested by Purchasers holding at least a majority of the outstanding Purchased Shares, the Company will add one designee of such Purchasers as a notice party for each such policy and shall request that the issuer of each policy provide such designee with ten (10) days' notice before such policy is terminated (for failure to pay premiums or otherwise) or assigned or before any change is made in the beneficiary thereof.








         4.05 Inspection, Consultation and Advice. The Company shall permit and cause each of its subsidiaries (if any) to permit each Purchaser and such persons as it may designate, at such Purchaser's expense, to visit and inspect any of the properties of the Company and its subsidiaries, examine their books and take copies and extracts therefrom, discuss the affairs, finances and accounts of the Company and its subsidiaries with their officers, employees and public accountants (and the Company hereby authorizes said accountants to discuss with such Purchaser and such designees such affairs, finances and accounts), and consult with and advise the management of the Company and its subsidiaries as to their affairs, finances and accounts, all at reasonable times and upon reasonable notice.

         4.06 Restrictive Agreements Prohibited. Neither the Company nor any of its subsidiaries shall become a party to any agreement which by its terms restricts the Company's performance of this Agreement, the Registration Rights Agreement, the Stockholders' Agreement or the Charter.

         4.07 Transactions with Affiliates. Except for transactions contemplated by this Agreement or as otherwise approved by the Board of Directors, neither the Company nor any of its subsidiaries shall enter into any transaction with any director, officer, employee or holder of more than 5% of the outstanding capital stock of any class or series of capital stock of the Company or any of its subsidiaries, member of the family of any such person, or any corporation, partnership, trust or other entity in which any such person, or member of the family of any such person, is a director, officer, trustee, partner or holder of more than 5% of the outstanding capital stock thereof, except for transactions on customary terms related to such person's employment.

         4.08 Expenses of Directors. The Company shall promptly reimburse in full, each director of the Company who is not an employee of the Company and who was elected as a director solely or in part by the holders of Series A Convertible Preferred Stock, for all of his or her reasonable out-of-pocket expenses incurred in attending each meeting of the Board of Directors of the Company or any Committee thereof.

         4.09 Board of Directors Meetings. The Company shall use its best efforts to ensure that meetings of its Board of Directors are held at least four times each year and at least once each quarter.

         4.10 Compensation. The Company shall not pay to its management compensation in excess of that compensation customarily paid to management in companies of similar size, of similar maturity, and in similar businesses without the unanimous written consent of those members of the Company's Board of Directors elected solely by the holders of Series A Convertible Preferred Stock.

         4.11 By-laws . The Company shall use its best efforts, as promptly as reasonably practicable after the Initial Closing Date, to cause its By-laws to provide that, unless otherwise required by the laws of the State of Delaware, any two directors shall have the right to call a meeting of the Board of Directors. The Company shall at all times maintain provisions in its By-laws and/or Charter indemnifying all directors against liability and absolving all directors from liability to the Company and its stockholders to the maximum extent permitted under the laws of the State of Delaware.

         4.12 Reserved Employee Shares. From and after the Closing Dates contemplated by this Agreement, the Company shall cause to be reserved for issuance to directors, officers, employees and consultants of the Company on the date hereof at least the same percentage of the fully diluted capital stock of the Company as existed immediately prior to the Initial Closing Date, and the Company shall also cause to be reserved for issuance to directors, officers, employees and consultants of the Company commencing such relationship with the Company after the date hereof an additional 5% of the fully diluted capital stock of the Company (collectively, the "Reserved Employee Shares"), such Reserved Employee Shares to be issued at a price equal to or greater than the Series A Conversion Price (as defined in paragraph 6 of the Company's Certificate of Designations filed with the Secretary of State of the State of Delaware on the date hereof), pursuant to stock purchase, stock grant or stock option arrangements pursuant to which such Reserved Employee Shares will not become fully exercisable less than three years nor more than five years from the date of such grant without the unanimous written consent of those members of the Company's Board of Directors elected solely by the holders of Series A Convertible Preferred Stock.

         4.13 Employee Confidentiality Agreements. The Company shall use its best efforts to obtain, and shall cause its subsidiaries (if any) to use their best efforts to obtain, Confidentiality Agreement from all future officers, key employees and other employees who will have access to confidential information of the Company or any of its subsidiaries, upon their employment by the Company or any of its subsidiaries.

         4.14 Compliance with Laws. The Company shall comply, and cause each subsidiary to comply, with all applicable laws, rules, regulations and orders, noncompliance with which could materially adversely affect its business or condition, financial or otherwise.

         4.15 Keeping of Records and Books of Account. The Company shall keep, and cause each subsidiary to keep, adequate records and books of account, in which complete entries will be made in accordance with generally accepted accounting principles consistently applied, reflecting all financial transactions of the Company and such subsidiary, and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts and other purposes in connection with its business shall be made.

         4.16 U.S. Real Property Interest Statement. The Company shall provide prompt written notice to each Purchaser following any "determination date" (as defined in Treasury Regulation Section 1.897-2(c)(i)) on which the Company becomes a United States real property holding corporation. In addition, upon a written request by any Purchaser, the Company shall provide such Purchaser with a written statement informing the Purchaser whether such Purchaser's interest in the Company constitutes a U.S. real property interest. The Company's determination shall comply with the requirements of Treasury Regulation Section 1.897-2(h)(1) or any successor regulation, and the Company shall provide timely notice to the Internal Revenue Service, in accordance with and to the extent required by Treasury Regulation Section 1.897-2(h)(2) or any successor regulation, that such statement has been made. The Company's written statement to any Purchaser shall be delivered to such Purchaser as soon as practicable but in any event within thirty (30) days of such Purchaser's written request therefor. The Company's obligation to furnish a written statement pursuant to this Section 4.16 shall continue notwithstanding the fact that a class of the Company's stock may be regularly traded on an established securities market.

         4.17 Compensation and Audit Committees. The Company shall, by amending its By-laws or otherwise, establish and maintain a Compensation Committee and an Audit Committee of the Board of Directors, each of which shall consist of at least three directors. The three directors serving on the Compensation Committee of the Company shall initially be Edward L. Cahill, Angus M. Duthie and one other director of the Company unaffiliated with management of the Company who shall be appointed after the Initial Closing Date. Except for arrangements existing on the date hereof, no compensation or other remuneration at an annual rate in excess of $100,000 shall be paid to, and no capital stock of the Company shall be issued or granted to, any director, officer or employee of, or any consultant or adviser to, the Company or any of its subsidiaries, without the approval of the Compensation Committee. No employee stock option plan, employee stock purchase plan, employee restricted stock plan or other employee stock plan shall be established without the approval of the Compensation Committee. The Audit Committee shall select (subject to the approval of the Board of Directors) and provide instructions to the Company's auditors.

         4.18 Listing. The Company shall use its best efforts to comply with all requirements of the National Association of Securities Dealers, Inc. (the "NASD") and the Nasdaq SmallCap Market with respect to the issuance of the Shares and the listing of the Company's Common Stock on the Nasdaq SmallCap Market.

         4.19 Termination of Covenants. The covenants set forth herein shall terminate and be of no further force or effect as to each of the Purchasers when such Purchaser no longer holds any shares of Series A Convertible Preferred Stock.


                                    ARTICLE V

                    REPRESENTATIONS, WARRANTIES AND COVENANTS
                                OF THE PURCHASERS

                     (a) Each of the Purchasers, severally and not jointly, represents and warrants to, and covenants with, the Company, as of the date hereof, the Initial Closing Date and as of the Additional Closing Date, that:
(i) it will acquire the Purchased Shares to be acquired by it for its own account and that the Purchased Shares are being and will be acquired by it for the purpose of investment and not with a view to distribution or resale thereof;
(ii) the execution of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Purchaser, and this Agreement has been duly executed and delivered, and constitutes a valid, legal, binding and enforceable agreement of the Purchaser; (iii) it is an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated under the Securities Act and was not organized for the specific purpose of acquiring the Purchased Shares; (iv) it has taken no action which would give rise to any claim by any other person for any brokerage commissions, finders' fees or the like relating to this Agreement or the transactions contemplated hereby; (v) it has sufficient knowledge and experience in investing in companies similar to the Company in terms of the Company's stage of development so as to be able to evaluate the risks and merits of its investment in the Company and it is able financially to bear the risks thereof;
(vi)  without  limiting  the  representations  or  warranties  of the Company in
Article III hereof, it has had an opportunity to discuss the Company's business, management and financial affairs with the Company's management, and it has been furnished with copies of documents which it has requested; and (vii) it is not an "Interested Stockholder" of the Company as that term is defined in the Company's Charter and Section 203 of the Delaware General Corporation law.

                     (b) Each of the Purchasers, severally and not jointly, further represents and warrants to, and covenants with, the Company that (i) the Purchaser has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this Agreement, and (ii) upon the execution and delivery of this Agreement, this Agreement shall constitute a valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' and contracting parties' rights generally and except as enforceability may be subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) and except as the indemnification agreements of the Purchaser herein may be legally unenforceable.

                     (c) Each of the Purchasers further represents that it understands and agrees that, until registered under the Securities Act or transferred pursuant to the provisions of Rule 144 as promulgated by the Commission, all certificates evidencing any of the Shares, whether upon initial issuance or upon any transfer thereof, shall bear a legend, prominently stamped or printed thereon, reading substantially as follows, together with any legends that may be required under applicable state securities laws:

              "The securities represented by this certificate have not been registered under the Securities Act of 1933 or applicable state securities laws. These securities have been acquired for investment and not with a view to distribution or resale, and may not be sold, mortgaged, pledged, hypothecated or otherwise transferred [for non U.S. persons add: in the United States or to U.S. persons] without an effective registration statement for such securities under the Securities Act of 1933 and applicable state securities laws, or the availability of an exemption from the registration provisions of the Securities Act of 1933 and applicable state securities laws."


                                   ARTICLE VI

                             RIGHT OF FIRST REFUSAL

         6.01 Right of First Refusal. The Company shall not issue, sell or exchange, agree or obligate itself to issue, sell or exchange, or reserve or set aside for issuance, sale or exchange, for a price equal to or less than the then applicable "Series A Conversion Price" (as defined in paragraph 6 of the Company's Certificate of Designations filed with the Secretary of State of the State of Delaware on the date hereof) any (i) shares of Common Stock, (ii) any other equity security of the Company, including without limitation, shares of Series A Preferred Stock, (iii) any debt security which by its terms is convertible into or exchangeable for any equity security of the Company, (iv) any security of the Company that is a combination of debt and equity, or (v) any option, warrant or other right to subscribe for, purchase or otherwise acquire any such equity security or any such debt security of the Company, unless in each case the Company shall have first offered to sell such securities (the "Offered Securities") to the Purchasers as follows: The Company shall offer to sell to each Purchaser (a) that portion of the Offered Securities as the number of shares of Purchased Shares and Converted Shares then held by such Purchaser, as the case may be, bears to the total number of shares of Common Stock, Purchased Shares and Converted Shares outstanding on such date (the "Basic Amount"), and (b) such additional portion of the Offered Securities as such Purchaser shall indicate it will purchase should the other Purchasers subscribe for less than their Basic Amounts (the "Undersubscription Amount"), at a price and on such other terms as shall have been specified by the Company in writing delivered to such Purchaser (the "Offer"), which Offer by its terms shall remain open and irrevocable for a period of twenty (20) days from receipt of the Offer.

         6.02 Notice of Acceptance. Notice of each Purchaser's intention to accept, in whole or in part, any Offer made pursuant to Section 6.01 shall be evidenced by a writing signed by such Purchaser and delivered to the Company prior to the end of the 20-day period of such Offer, setting forth such of the Purchaser's Basic Amount as such Purchaser elects to purchase and, if such
Purchaser shall elect to purchase all of its Basic Amount, such Undersubscription Amount as such Purchaser shall elect to purchase (the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Purchasers are less than the total Offered Securities, then each Purchaser who has set forth Undersubscription Amounts in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, all Undersubscription Amounts it has subscribed for; provided, however, that should the
Undersubscription Amounts subscribed for exceed the difference between the Offered Securities and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Purchaser who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Undersubscription Amount subscribed for by such Purchaser bears to the total Undersubscription Amounts subscribed for by all Purchasers, subject to rounding by the Board of Directors to the extent it reasonably deems necessary.

         6.03     Conditions to Acceptances and Purchase.

                  (a) Permitted Sales of Refused Securities. In the event that Notices of Acceptance are not given by the Purchasers in respect of all the Offered Securities, the Company shall have seventy-five (75) days from the expiration of the period set forth in Section 6.01 to close the sale of all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Purchasers (the "Refused Securities") to the Person or Persons specified in the Offer, but only for cash and/or debt securities and otherwise in all respects upon terms and conditions, including, without limitation, unit price and interest rates, which are no more favorable, in the aggregate, to such other Person or Persons or less favorable to the Company than those set forth in the Offer.

                  (b) Reduction in Amount of Offered Securities. In the event the Company shall propose to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 6.03(a) above), then each Purchaser may, at its sole option and in its sole discretion, reduce the number, or other units, of the Offered Securities specified in its respective Notices of Acceptance to an amount which shall be not less than the amount of the Offered Securities which the Purchaser elected to purchase pursuant to Section 6.02 multiplied by a fraction, (i) the numerator of which shall be the amount of Offered Securities which the Company actually proposes to sell, and (ii) the denominator of which shall be the amount of all Offered Securities. In the event that any Purchaser so elects to reduce the number or amount of Offered Securities specified in its respective Notices of Acceptance, the Company may not sell or otherwise dispose of more than the reduced amount of the Offered Securities until such securities have again been offered to the Purchasers in accordance with Section 6.01.

                  (c) Closing. Upon the closing, which shall include full payment to the Company, of the sale to such other Person or Persons of all or less than all the Refused Securities, the Purchasers shall purchase from the Company, and the Company shall sell to the Purchasers, the number of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to
Section 6.03(b) if the Purchasers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Purchasers of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Purchasers of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Purchasers and their respective counsel.

         6.04 Further Sale. In each case, any Offered Securities not purchased by the Purchasers or other Person or Persons in accordance with Section 6.03 may not be sold or otherwise disposed of until they are again offered to the Purchasers under the procedures specified in Sections 6.01, 6.02 and 6.03.

         6.05 Exception. The rights of the Purchasers under this Article VI shall not apply to:







                  (a) Common Stock issued as a stock dividend to holders of Common Stock or upon any subdivision or combination of shares of Common Stock,

                  (b) Series A Preferred Stock issued as a dividend to holders of Series A Preferred Stock upon any subdivision or combination of shares of Series A Preferred Stock,

                  (c) the Converted Shares,

                  (d) the Additional Preferred Shares,

                  (e) any Reserved Employee Shares,

                  (f) Common Stock issued pursuant to the exercise or conversion of options, warrants and convertible securities outstanding on the Initial Closing Date,

                  (g) Common Stock issued pursuant to the acquisition of another entity by the Company by merger (whereby the Company or its shareholders immediately prior to such merger own no less than 51% of the voting power of the acquired entity or the surviving corporation after such merger) or purchase of substantially all of its stock or assets (including the Common Stock to be issued to Argosy Health, L.P.), and

                  (h) any securities issued pursuant to a firm commitment underwritten public offering.


                                   ARTICLE VII

                        DEFINITIONS AND ACCOUNTING TERMS

         7.01 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

         "Additional Preferred Shares" shall have the meaning attributable to it in Section 1.02 of the Agreement.

         "Agreement" means this Series A Convertible Preferred Stock Purchase Agreement as from time to time amended and in effect between the parties, including all Exhibits and Schedules hereto.

         "Benefit Arrangement" means each employment, severance or other similar contract, arrangement or policy (written or oral) and each plan or arrangement (written or oral) providing for severance benefits, insurance coverage (including any self-insured arrangements), workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits or for deferred compensation, profit-sharing, bonuses, stock options, stock appreciation rights or other forms of incentive compensation or post-retirement insurance, compensation or benefits which (i) is not an Employee Plan and (ii) covers any employee or former employee of the Company.

         "Board of Directors" means the board of directors of the Company as constituted from time to time.







         "Common Stock" includes (a) the Company's Common Stock, $.001 par value, as authorized on the date of this Agreement, (b) any other capital stock of any class or classes (however designated) of the Company, authorized on or after the date hereof, the holders of which shall have the right, without limitation as to amount, either to all or to a share of the balance of current dividends and liquidating dividends after the payment of dividends and distributions on any shares entitled to preference, and the holders of which shall ordinarily, in the absence of contingencies or in the absence of any provision to the contrary in the Company's Charter be entitled to vote for the election of a majority of directors of the Company (even though the right so to vote has been suspended by the happening of such a contingency or provision), and (c) any other securities into which or for which any of the securities described in (a) or (b) may be converted or exchanged pursuant to a plan of recapitalization, reorganization, merger, sale of assets or otherwise.

         "Company" means and shall include Occupational Health + Rehabilitation Inc, a Delaware corporation and its predecessors, successors and assigns.

         "Consolidated" and "consolidating" when used with reference to any term defined herein mean that term as applied to the accounts of the Company and its Subsidiaries consolidated in accordance with generally accepted accounting principles.

         "Converted  Shares"  shall  have  that  meaning  attributable  to it in
Section 1.03 of this Agreement.

         "Employee Plan" means each "employee benefit plan," as such term is defined in Section 3(3) of ERISA, that (A)(i) is subject to any provision of ERISA and (ii) is maintained or contributed to by the Company, or (B)(i) is subject to any provision of Title IV of ERISA and (ii) is maintained or contributed to by any of the Company's ERISA Affiliates.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "ERISA Affiliate" of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

         "Initial Closing" and "Initial Closing Date" shall have the respective meanings attributable to them in Section 1.05 of this Agreement.

         "Initial Preferred Shares" shall have the meaning attributable to it in
Section 1.01 of this Agreement.

         "Multiemployer Plan" means each Employee Plan that is a multiemployer plan, as defined in Section 3(37) of ERISA.

         "Person" means an individual, corporation, partnership, joint venture, trust, limited liability company or unincorporated organization, or a government or any agency or political subdivision thereof.

         "Purchased  Shares"  shall  have  that  meaning  attributable  to it in
Section 1.02 of this Agreement.

         "Purchaser" and "Purchasers" shall have that meaning attributable to it in Section 1.01 of this Agreement and shall include the original Purchasers and also any other holder of any of the Shares.







         "Reserved Employee Shares" shall have the meaning attributable to it in
Section 4.12 of this Agreement.

         "Securities Act" means the Securities Act of 1933, or any similar Federal statute, and the rules and regulations of the Securities and Exchange Commission (or of any other Federal agency then administering the Securities
Act) thereunder, all as the same shall be in effect at the time.

         "Series A Preferred Stock" means the Series A Convertible Preferred Stock of the Company, $.001 par value, having the rights, powers, privileges and preferences set forth in Exhibit 1.01A hereto.

         "Shares" shall have that meaning attributable to it in Section 1.04 of this Agreement.

         "Subsidiary" or "Subsidiaries" means any Person of which the Company and/or any of its other subsidiaries (as herein defined) directly or indirectly owns at the time at least fifty percent (50%) of the outstanding equity interest of such Person other than directors' qualifying shares.

         7.02 Accounting Terms. All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles consistently applied, and all financial data submitted pursuant to this Agreement shall be prepared in accordance with such principles.


                                  ARTICLE VIII

                                  MISCELLANEOUS

         8.01 No Waiver; Cumulative Remedies. No failure or delay on the part of any party to this Agreement in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

         8.02 Amendments, Waivers and Consents. Any provision in this Agreement to the contrary notwithstanding, and except as hereinafter provided, changes in or additions to this Agreement may be made, and compliance with any covenant or provision set forth herein may be omitted or waived, if the Company (i) shall obtain consent thereto in writing from the holder or holders of at least a majority in interest of the Shares, and (ii) shall deliver copies of such consent in writing to any holders who did not execute such consent. Any waiver or consent may be given subject to satisfaction of conditions stated therein and any waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. Notwithstanding anything to the contrary contained herein, any amendment which (x) increases any Purchaser's obligations hereunder or increases the purchase price or number of Additional Preferred Shares, or (y) grants to any one or more Purchasers any rights more favorable than any rights granted to all other Purchasers hereunder, must be approved by each Purchaser so as to be effective against such Purchaser.

         8.03 Addresses for Notices. All notices, requests, demands and other communications provided for hereunder shall be in writing (including electronic communication) and delivered personally, or by overnight courier, or by facsimile or other electronic means or sent by certified or registered United States mail, postage prepaid, return receipt requested and addressed as follows:







         If to any holder of the Shares: at such holder's address for notice as set forth in the register maintained by the Company, or, as to each of the foregoing, at the addresses set forth on Schedule I hereto or at such other address as shall be designated by such Person in a written notice to the other parties complying as to delivery with the terms of this Section, with a copy to Leslie E. Davis, Esq., Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, Boston, Massachusetts 02110.

         If to the Company: at the address set forth on page 1 hereof, or at such other address as shall be designated by the Company in a written notice to the other parties complying as to delivery with the terms of this Section, with a copy to Donna L. Brooks, Esq., Shipman & Goodwin LLP, One American Row, Hartford, CT 06103.

         All such notices, requests, demands and other communications shall be effective three days after deposited in the mails or upon receipt when delivered electronically, by facsimile, by hand or by overnight courier, respectively, addressed as aforesaid, unless otherwise provided herein.

         8.04 Costs, Expenses and Taxes. The Company agrees to pay in connection with the preparation, execution and delivery of this Agreement and the issuance of the Purchased Shares, the reasonable fees and out-of-pocket expenses collectively (not to exceed $25,000) of Testa, Hurwitz & Thibeault, LLP, special counsel for the Purchasers, and other consultants. In addition, the Company shall pay any and all stamp and other taxes payable or determined to be payable in connection with the execution and delivery of this Agreement, the issuance of the Purchased Shares and the other instruments and documents to be delivered hereunder or thereunder, and agrees to save the Purchasers harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes.


         8.05 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and the Purchasers and their respective heirs, successors and assigns, except that the Company shall not have the right to delegate any of its respective obligations hereunder or to assign its respective rights hereunder or any interest herein without the prior written consent of the holders of at least a majority in interest of the Shares.

         8.06 Survival of Representations and Warranties. All representations and warranties made in this Agreement, the Shares, or any other instrument or document delivered in connection herewith or therewith, shall survive the execution and delivery hereof or thereof.

         8.07 Prior Agreements. This Agreement constitutes the entire agreement between the parties and supersedes any prior understandings or agreements concerning the purchase and sale of the Shares.

         8.08 Severability. The provisions of this Agreement and the terms of the Series A Preferred Stock are severable and, in the event that any court of competent jurisdiction shall determine that any one or more of the provisions or part of a provision contained in this Agreement or the Series A Preferred Stock shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement or the terms of the Series A Preferred Stock; but this Agreement and the terms of the Series A Preferred Stock shall be reformed and construed as if such invalid or illegal or unenforceable provision, or part of a provision, had never been contained herein, and such provisions or part reformed so that it would be valid, legal and enforceable to the maximum extent possible.







         8.09 Governing Law. This Agreement shall be construed and enforced in accordance with and governed by the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts.

         8.10 Headings. Article, Section and subsection headings in this Agreement are included herein for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

         8.11 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart.

         8.12 Further Assurances. From and after the date of this Agreement, upon the request of any Purchaser or the Company, the Company and the Purchasers shall execute and deliver such instruments, documents and other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement and all ancillary documents, instruments or certificates delivered therewith and the Shares.

         IN WITNESS WHEREOF, the parties hereto have caused this Series A Preferred Stock Purchase Agreement to be executed as of the date first above written.

THE COMPANY:                       PURCHASERS:

OCCUPATIONAL HEALTH +              CAHILL, WARNOCK STRATEGIC
   REHABILITATION INC              PARTNERS FUND, L.P.

                                   By:  Cahill, Warnock Strategic Partners, L.P.

By:  /s/ John C. Garbarino              By:  /s/ Edward L. Cahill
    -------------------------              ---------------------------------
         John C. Garbarino              Title:   General Partner
         President and Chief                   -----------------------------
         Executive Officer         STRATEGIC ASSOCIATES, L.P.

                                   By:  Cahill, Warnock & Company, LLC


                                   By:  /s/ Edward L. Cahill
                                      --------------------------------------
                                   Title:   Managing Member
                                         -----------------------------------


                                   AXA U.S. GROWTH FUND, LLC


                                   By:  /s/ Thomas G. McKinley
                                      --------------------------------------
                                   Title:   Managing Member
                                      --------------------------------------







                                   U.S. GROWTH FUND PARTNERS, C.V.

                                   By:  /s/ Thomas G. McKinley
                                      --------------------------------------
                                   Title:   General Partner
                                      --------------------------------------

                                   DOUBLE BLACK DIAMOND II, LLC

                                   By:  /s/ Thomas G. McKinley
                                      --------------------------------------
                                   Title:   Managing Member
                                      --------------------------------------


                                   ALMANORI LIMITED


                                   By:  /s/ Thomas McKinley
                                      --------------------------------------
                                   Title:   Attorney-in-Fact
                                      --------------------------------------


                                   THE VENTURE CAPITAL FUND OF
                                       NEW ENGLAND III, L.P.

                                   By:  FH & Co. III, L.P., Its General Partner


                                   By:  /s/ Kevin J. Dougherty
                                      --------------------------------------

                                   BANCBOSTON VENTURES, INC.


                                   By:  /s/ Marcia T. Bates
                                      --------------------------------------

                                   VENROCK ASSOCIATES


                                   By:  /s/ Anthony Evnin
                                      --------------------------------------

                                   VENROCK ASSOCIATES II, L.P.


                                   By:  /s/ Anthony Evnin
                                      --------------------------------------


                                   ASSET MANAGEMENT ASSOCIATES,
                                      1989, L.P.

                                   By:  AMC Partners 89, L.P., General Partner

                                   By:      /s/ Craig C. Taylor
                                      --------------------------------------













                    OCCUPATIONAL HEALTH + REHABILITATION INC

                                   SCHEDULE I

Name and                                         Initial                             Additional
Address of Purchasers                       Preferred Shares    Purchase Price    Preferred Shares    Purchase Price
---------------------                       ----------------    --------------    ----------------    --------------

Cahill, Warnock Strategic Partners Fund,         679,042         $4,074,252            119,750       $   718,500
L.P.
10 North Calvert Street
Suite 735
Baltimore, Maryland 21202
Attn:  Mr. Edward L. Cahill

Strategic Associates, L.P.                        37,625            225,750              6,750            40,500
10 North Calvert Street
Suite 735
Baltimore, Maryland 21202
Attn:  Mr. Edward L. Cahill

Axa U.S. Growth Fund, LLC                         86,667            520,002             15,250            91,500
c/o Partech International
50 California Street
Suite 3200
San Francisco, CA 94111
Attn:  Mr. Thomas G. McKinley

U.S. Growth Fund Partners, C.V.                  173,334          1,040,004             30,500           183,000
c/o Partech International
50 California Street
Suite 3200
San Francisco, CA 94111
Attn:  Mr. Thomas G. McKinley

Double Black Diamond II, LLC                      16,667            100,002              3,000            18,000
c/o Partech International
50 California Street
Suite 3200
San Francisco, CA 94111
Attn:  Mr. Thomas G. McKinley









Name and                                         Initial                             Additional
Address of Purchasers                       Preferred Shares    Purchase Price    Preferred Shares    Purchase Price
---------------------                       ----------------    --------------    ----------------    --------------
Almanori Limited                                   6,665             39,990              1,250             7,500
c/o Partech International
50 California Street
Suite 3200
San Francisco, CA 94111
Attn:  Mr. Thomas G. McKinley

Asset Management Associates, 1989, L.P.           83,333            499,998             14,500            87,000
2275 East Bayshore Road
Palo Alto, CA  94303
Attn:  Mr. Craig C. Taylor

Venrock Associates                                66,667            400,002             11,800            70,800
Room 5508
30 Rockefeller Plaza
New York, New York 10112
Attn:  Mr. Patrick F. Latterell

Venrock Associates II, L.P.                      100,000            600,000             17,700           106,200
Room 5508
30 Rockefeller Plaza
New York, New York 10112
Attn:  Mr. Patrick F. Latterell

The Venture Capital Fund of New England,          66,667            400,002             11,750            70,500
III, L.P.
160 Federal Street, 23rd Floor
Boston, MA  02110
Attn:  Mr. Kevin J. Dougherty

BancBoston Ventures, Inc.                        100,000            600,000             17,750           106,500
100 Federal Street
Boston, MA  02110
Attn:  Ms. Marcia T. Bates

         TOTAL                                 1,416,667         $8,500,002            250,000        $1,500,000






                                                                       EXHIBIT 5

                          REGISTRATION RIGHTS AGREEMENT


         This Registration Rights Agreement (the "Agreement"), dated as of November 6, 1996, is by and among Occupational Health + Rehabilitation Inc (the "Company"), and the parties listed under the heading of Investors on Schedule A attached hereto (the "Investors").

         WHEREAS, the Investors and the Company are, on the date hereof, entering into a Series A Convertible Preferred Stock Purchase Agreement (the "Series A Purchase Agreement") pursuant to which the Company is issuing to the Investors up to 1,666,667 shares of Series A Convertible Preferred Stock, par value $.001 per share, of the Company (the "Series A Preferred Shares"); and

         WHEREAS, the Company has agreed to grant to the Investors, as an inducement to enter into the Series A Purchase Agreement, certain rights with respect to the Series A Preferred Shares;

         NOW, THEREFORE, in consideration of the premises set forth herein, the parties hereto hereby agree as follows:

         1. Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

                  "Commission"   shall   mean  the   Securities   and   Exchange
Commission, or any other federal agency at the time administering the Securities Act.

                  "Common Stock" shall mean the Common Stock, $.001 par value, of the Company, as constituted as of the date of this Agreement.

                  "Conversion Shares" shall mean shares of Common Stock issued or issuable upon conversion of the Series A Preferred Shares, and any shares of capital stock received in respect thereof.

                  "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

         "Holder" shall mean the person who is the then record owner of Restricted Stock.

         "Registrable Shares" shall mean the shares of Restricted Stock.

         "Registration Expenses" shall mean the expenses so described in Section 8.

                  "Restricted Stock" shall mean the Conversion Shares, excluding shares which have been (a) registered under the Securities Act pursuant to an effective registration statement filed thereunder and disposed of in accordance with the registration statement covering them or (b) publicly sold pursuant to Rule 144 under the Securities Act.

                  "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.






         2.       Restrictive Legend.

         Each certificate representing the Restricted Stock shall bear a legend stating in substance:

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED [FOR NON U.S. PERSONS ADD: IN THE UNITED STATES OR TO U.S. PERSONS] WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS, OR THE AVAILABILITY OF AN EXEMPTION FROM THE REGISTRATION PROVISIONS OF THE SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS.


         A certificate shall not be required to bear such legend if, in the opinion of counsel satisfactory to the Company, the securities represented thereby may be publicly sold without registration under the Securities Act.

         3.       Notice of Proposed Transfer.

         Prior to any proposed transfer of any Restricted Stock (other than under the circumstances described in Section 4, 5 or 6), the Holder thereof shall give written notice to the Company of its intention to effect such transfer. Each such notice shall describe the manner of the proposed transfer and, if requested by the Company, shall be accompanied by an opinion of counsel satisfactory to the Company to the effect that the proposed transfer may be effected without registration under the Securities Act, whereupon the Holder of such stock shall be entitled to transfer such stock in accordance with the terms of its notice; provided, however, that no such opinion of counsel shall be required for a distribution by a partnership to its partners of such stock in respect of such interest. Each certificate for shares of Restricted Stock transferred as above provided shall bear the legend set forth in Section 2, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or (ii) the opinion of counsel referred to above is to the further effect that the transferee and any subsequent transferee (other than an affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act. The restrictions provided for in this Section 3 shall not apply to securities which are not required to bear the legend prescribed by
Section 2 in accordance with the provisions of that Section.

         4.       Required Registration.

                  (a) At any time prior to November 6, 2001, the Holders of Registrable Shares constituting at least 51% of the total shares of Registrable Shares then outstanding may request the Company to register under the Securities Act all or any portion of the Registrable Shares held by such requesting Holder or Holders for sale in the manner specified in such notice, provided that the Registrable Shares for which registration has been requested shall constitute at least 25% of the total Registrable Shares originally issued if such Holder or Holders shall request the registration of less than all Registrable Shares then held by such Holder or Holders. Notwithstanding anything to the contrary contained herein, no request may be made under this Section 4 within 180 days after the effective date of a registration statement filed by the Company covering a firm commitment underwritten public offering in which the Holders of Registrable Shares shall have been entitled to join pursuant to Section 5 or 6 and in which there shall have been effectively registered all Registrable Shares to which registration shall have been requested.

                  (b) Following receipt of any notice under this Section 4, the Company shall immediately notify all Holders of Registrable Shares from whom notice has not been received and shall use its reasonable best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in such notice from requesting Holders, the number of Registrable Shares specified in such notice (and in all notices received by the Company from other Holders within 30 days after the giving of such notice by the Company). If such method of disposition shall be an underwritten public offering, the Holders of a majority of the Registrable Shares to be sold in such offering may designate the managing underwriter of such offering, subject to the approval of the Company, which approval shall not be unreasonably withheld or delayed. The Company shall be obligated to register Registrable Shares pursuant to this Section 4 on two occasions only, provided, however, that such obligation shall be deemed satisfied only when a registration statement, which covers all Registrable Shares specified in notices received as aforesaid and with respect to which the request for registration has not been withdrawn and provides for sale of such shares in accordance with the method of disposition specified by the requesting Holders, shall have become effective and, if such method of disposition is a firm commitment underwritten public offering, all such shares shall have been sold pursuant thereto.

                  (c) The Company shall be entitled to include in any registration statement referred to in this Section 4, for sale in accordance with the method of disposition specified by the requesting Holders, shares of Common Stock to be sold by the Company for its own account, except as and to the extent that, in the opinion of the managing underwriter (if such method of disposition shall be an underwritten public offering), such inclusion would adversely affect the marketing of the Registrable Shares to be sold. Except for registration statements on Form S-4, S-8 or any successor thereto, the Company will not file with the Commission any other registration statement with respect to its Common Stock, whether for its own account or that of other stockholders, from the date of receipt of a notice from requesting Holders pursuant to this
Section 4 (the "Demand Holders")until the first to occur of (i) withdrawal of such registration statement or (ii) the effectiveness of such registration statement unless such registration statement relates to a firm commitment underwritten public offering, then the completion of the period of distribution of the registration contemplated thereby; provided, however, that following receipt of any notice under this Section 4, the Company shall immediately notify all holders of the Company's Common Stock who have contractual rights to demand registrations pursuant to the terms of any other registration rights agreement to which the Company is a party. Upon the written request of such demand rights holders constituting the requisite percentages of shares to initiate a demand under such other registration rights agreement specifying the number of shares to be registered, which request shall be deemed to be an exercise of a demand right under the terms of the registration rights agreement to which they are parties, such demand rights holders shall be deemed to be Demand Holders and the shares requested to be registered by such Demand Holders shall be deemed to be Registrable Shares, in each case, for purposes of Section 4(d), provided that such written request is received by the Company within 30 days of the giving of notice by the Company.

                  (d) If, in the opinion of the managing underwriter, the inclusion in a registration statement to be filed under this Section of any shares other than the Registrable Shares requested to be registered under this Section by Demand Holders would adversely affect the marketing of such shares, then, in such event (a) such other shares may be included in such registration only if all of the Registrable Shares requested to be registered by Demand Holders hereunder are included, and (b) such other shares shall be subject to the provisions of Section 5 and the first sentence of Section 4(c) as to priority of inclusion. If, in the opinion of the managing underwriter, the inclusion of the Registrable Shares requested to be registered under this Section by Demand Holders would adversely affect the marketing of such Registrable Shares, Registrable Shares to be sold by the Demand Holders shall be excluded in such manner that the Registrable Shares to be excluded shall first be the Registrable Shares of Demand Holders who are not affiliates (as defined in Rule 144 of the Securities Act) of the Company (the "Affiliate Holders") and whose Registrable Shares are then saleable under Rule 144(e) or Rule 144(k) under the Securities Act and then pro rata among them, and if further reduction is necessary, shall next be pro rata among the remaining Registrable Shares of the Demand Holders who are Affiliate Holders or whose Registrable Shares are not then saleable under Rule 144(e) or Rule 144(k) , provided, however, that, notwithstanding anything in this Agreement to the contrary, in respect of the first underwritten public offering following the date of this Agreement, no reduction shall reduce the number of shares which may be sold by requesting Holders to less than 25% of the shares to be sold in such offering.

         5.       Incidental Registration.

         If the Company at any time (other than pursuant to Section 4 or Section
6) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other securityholders or both (except with respect to registration statements on Forms S-4, S-8 or another form not available for registering the Restricted Stock for sale to the public), each such time the Company will give written notice to all Holders of outstanding Restricted Stock of its intention to do so. Upon the written request of any such Holder received by the Company within 30 days of the giving of any such notice by the Company to register any of such Holder's Restricted Stock (which request shall state the intended method of disposition thereof), the Company will use its reasonable best efforts to cause the Restricted Stock as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by the Holder (in accordance with such Holder's written request) of such Restricted Stock so registered. In the event that any registration pursuant to this Section 5 shall be, in whole or in part, an underwritten public offering of Common Stock, the number of shares of Restricted Stock to be included in such an underwriting may be reduced if and to the extent that the managing underwriter shall be of the opinion that such inclusion would adversely affect the marketing of the securities to be sold by the Company or the requesting party therein or that such reduction is otherwise advisable, provided, however, that after any shares to be sold by holders that do not have contractual rights to have shares included in such registration have been excluded, shares to be sold by the Holders shall be excluded in such manner that the shares to be excluded shall first be the shares of selling Holders and other requesting holders who, in each case, are not Affiliate Holders and whose shares are then saleable under Rule 144(e) or Rule 144(k) under the Securities Act and then pro rata among them, and if further reduction is necessary, shall next be pro rata among the remaining shares of the selling Holders and other requesting holders who are Affiliate Holders or whose shares are not then saleable under Rule 144(e) or Rule 144(k), unless such registration is pursuant to the exercise of a demand right of another securityholder, in which event such securityholder shall be entitled to include all shares it desires to have so included before any shares of Restricted Stock or shares of any other holder are included therein and provided, however, that, notwithstanding anything in this Agreement to the contrary, in respect of the first underwritten public offering following the date of this Agreement, no reduction shall reduce the number of shares which may be sold by requesting Holders to less than 25% of the shares to be sold in such offering.







         6.       Registration on Form S-3.

         If at any time prior to November 6, 2001 (i) a Holder or Holders of Registrable Shares request that the Company file a registration statement on Form S-3 or any successor thereto for a public offering of all or any portion of the Registrable Shares held by such requesting Holder or Holders, the reasonably anticipated aggregate price to the public of at least $500,000, and (ii) the Company is a registrant entitled to use Form S-3 or any successor thereto to register such shares, then the Company shall use its reasonable best efforts to register under the Securities Act on Form S-3 or any successor thereto, for public sale in accordance with the method of disposition specified in such notice, the number of Registrable Shares specified in such notice. Whenever the Company is required by this Section 6 to use its reasonable best efforts to effect the registration of Registrable Shares, each of the procedures and requirements of Section 4 (including but not limited to the requirement that the Company notify all Holders of Registrable Shares from whom notice has not been received and provide them with the opportunity to participate in the offering) shall apply to such registration, provided, however, that there shall be up to five (5) registrations on Form S-3 which may be requested and obtained under this Section 6, and the Company shall not be obligated to register Registrable Shares pursuant to this Section 6 on more than one occasion per twelve (12) month period, and provided, further, however, that the requirements contained in the first sentence of Section 4(a) shall not apply to any registration on Form S-3 which may be requested and obtained under this Section 6.

         7.       Registration Procedures.

         If and whenever the Company is required by the provisions of Section 4, 5 or 6 to use its reasonable best efforts to effect the registration of any shares of Restricted Stock under the Securities Act, the Company will, as expeditiously as possible:

                  (a) prepare and file with the Commission a registration statement (which, in the case of an underwritten public offering pursuant to Section 4, shall be on Form S-1 or other form of general applicability satisfactory to the managing underwriter selected as therein provided) with respect to such securities and use its reasonable best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby (determined as hereinafter provided);

                  (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified in paragraph (a) above and comply with the provisions of the Securities Act with respect to the disposition of all Restricted Stock covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

                  (c) furnish to each seller of Restricted Stock and to each underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Restricted Stock covered by such registration statement;

                  (d) use its reasonable best efforts to register or qualify the Restricted Stock covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Restricted Stock or, in the case of an underwritten public offering, the managing underwriter reasonably shall request, provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction;









                  (e) use its reasonable best efforts to list the Restricted Stock covered by such registration statement with any securities exchange on which the Common Stock is then listed;

                  (f) immediately notify each seller of Restricted Stock and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly prepare and furnish to such seller a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Restricted Stock, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing;

                  (g) if the offering is underwritten and at the request of any seller of Restricted Stock as provided herein, use its reasonable best efforts to furnish on the date that Restricted Stock is delivered to the underwriters for sale pursuant to such registration: (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters and to such seller, stating that such registration statement has become effective under the Securities Act and that (A) to the knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or threatened under the Securities Act, (B) the registration statement, the related prospectus and each amendment or supplement thereof comply as to form in all material respects with the requirements of the Securities Act (except that such counsel need not express any opinion as to financial statements, schedules and other financial or statistical information contained therein) and (C) to such other effects as reasonably may be requested by counsel for the underwriters or by such seller or its counsel; and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters and to such seller, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request;

                  (h) make available for inspection by each seller of Restricted Stock, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

                  (i) cooperate with the selling holders of Restricted Stock and the managing underwriters, if any, to facilitate the timely preparation and delivery of certificates representing Restricted Stock to be sold, such certificates to be in such denominations and registered in such names as such holders or the managing underwriters may request at least two business days prior to any sale of Restricted Stock; and








                  (j) permit any holder of Restricted Stock which holder, in the sole and exclusive judgment, exercised in good faith, of such holder, might be deemed to be a controlling person of the Company, to participate in good faith in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included.

         For purposes of Section 7(a) and 7(b) and of Section 4(c), the period of distribution of Restricted Stock included therein shall be deemed to extend until the first to occur of (i) each underwriter's completion of the distribution of all securities purchased by it, and (ii) one hundred and twenty
(120) days.

         In connection with each registration hereunder, the sellers of Restricted Stock will furnish to the Company in writing such information with respect to themselves and the proposed distribution by them as reasonably shall be necessary in order to assure compliance with federal and applicable state securities laws.

         In connection with each registration pursuant to Section 4, 5 or 6 covering an underwritten public offering, the Company and each seller agree to enter into a written agreement with the managing underwriter selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement between such underwriter and companies of the Company's size and investment stature.

         No Holder of shares of Restricted Stock included in a registration statement shall (until further notice) effect sales thereof after receipt of telegraphic or written notice from the Company to suspend sales to permit the Company to correct or update a registration statement or prospectus; but the obligations of the Company with respect to maintaining any registration statement current and effective shall be extended by a period of days equal to the period such suspension is in effect unless (i) such extension would result in the Company's inability to use the financial statements in the registration statement as initially filed and (ii) such correction or update did not result from the Company's acts or failures to act.

         At the end of the period during which the Company is obligated to keep the registration statement current and effective as described above (and any extensions thereof required by the preceding sentence), the Holders of shares of Restricted Stock included in the registration statement shall discontinue sales of shares pursuant to such registration statement upon receipt of notice from the Company of its intention to remove from registration the shares covered by such registration statement which remain unsold, and such Holders shall notify the Company of the number of shares registered which remain unsold immediately upon receipt of such notice from the Company.

         8.       Expenses.

         All expenses incurred by the Company in complying with Sections 4, 5 and 6, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, fees of transfer agents and registrars, costs of insurance, and fees and disbursements of one counsel for the sellers of Restricted Stock, but excluding any Selling Expenses, are called "Registration Expenses." All underwriting discounts and selling commissions applicable to the sale of Restricted Stock are called "Selling Expenses."








         The Company will pay all Registration Expenses in connection with each registration statement under Sections 4, 5 or 6. All Selling Expenses in connection with each registration statement under Sections 4, 5 or 6 shall be borne by the participating sellers in proportion to the number of shares sold by each, or by such participating sellers other than the Company (except to the extent the Company shall be a seller) as they may agree.

         9.       Indemnification and Contribution.

                  (a) In the event of a  registration  of any of the  Restricted
Stock under the Securities Act pursuant to Sections 4, 5 or 6, the Company will indemnify and hold harmless each seller of such Restricted Stock thereunder, its officers and directors, each underwriter of such Restricted Stock thereunder and each other person, if any, who controls such seller or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such seller, officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Restricted Stock was registered under the Securities Act pursuant to Sections 4, 5 or 6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Restricted Stock under the securities laws thereof (any such application, document or information herein called a "Blue Sky Application"), (iii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (iv) any violation by the Company or its agents of any rule or regulation promulgated under the Securities Act applicable to the Company or its agents and relating to action or inaction required of the Company in connection with such registration, or (v) any failure to register or qualify the Restricted Stock in any state where the Company or its agents has affirmatively undertaken or agreed in writing that the Company (the undertaking of any underwriter chosen by the Company being attributed to the Company) will undertake such registration or qualification on the seller's behalf (provided that in such instance the Company shall not be so liable if it has undertaken its best efforts to so register or qualify the Restricted Stock) and will reimburse each such seller, and such officer and director, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by any such seller, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus, and except that the foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement or alleged untrue statement or omission or alleged omission made in the preliminary prospectus but eliminated or remedied in the amended prospectus on file with the Commission at the time the registration statement becomes effective or in the amended prospectus filed with the Commission pursuant to Rule 424(b) or in the prospectus subject to completion and term sheet under Rule 434 of the Securities Act, which together meet the requirements of Section 10(a) of the Securities Act (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any such seller, any such underwriter or any such controlling person, if such seller, underwriter or controlling person was obligated under law to provide a copy of the Final Prospectus to the person or entity asserting the loss, liability, claim or damage and failed to do so after sufficient copies of the Final Prospectus were delivered by the Company to such seller, underwriter or controlling person in sufficient time to deliver the Final Prospectus within the period required by the Securities Act; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations.

                  (b) To the extent permitted by law, in the event of a registration of any of the Restricted Stock under the Securities Act pursuant to
Section 4, 5 or 6, each seller of such Restricted Stock thereunder, severally and not jointly, will indemnify and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Restricted Stock was registered under the Securities Act pursuant to Section 4, 5 or 6, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances in which they were made, and will reimburse the Company and each such officer, director, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in reliance upon and in conformity with information pertaining to such seller furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus, and provided, further, that the foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement or alleged untrue statement or omission or alleged omission made in the preliminary prospectus but eliminated or remedied in the amended prospectus on file with the Commission at the time the registration statement becomes effective or in the Final Prospectus, such indemnity agreement shall not inure to the benefit of the Company, any controlling person or any underwriter, if the Company, underwriter or controlling person was obligated under law to provide a copy of the Final Prospectus to the person or entity asserting the loss, liability, claim or damage and failed to do so within the period required by the Securities Act; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; and provided, further, that in no event shall any indemnity by a seller under this
Section 9(b) exceed the gross proceeds from the offering received by such seller.

                  (c) Promptly after receipt by an indemnified  party  hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 9 and shall only relieve it from any liability which it may have to such indemnified party under this
Section 9 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 9 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected, provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and counsel to the indemnified party shall have reasonably concluded that there are reasonable defenses available to the indemnified party which are different from or additional to those available to the indemnifying party or if the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. No indemnifying party, in the defense of any such claim or litigation, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

                  (d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any Holder of Restricted Stock exercising rights under this Agreement, or any controlling person of any such Holder, makes a claim for Indemnification pursuant to this Section 9 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 9 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling Holder or any such controlling person in circumstances for which indemnification is provided under this Section 9; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its Restricted Stock offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case, (A) no such Holder will be required to contribute any amount in excess of the public offering price of all such Restricted Stock offered by it pursuant to such registration statement; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

         10. Changes in Common Stock or Series A Preferred Stock. If, and as often as, there is any change in the Common Stock or Series A Preferred Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock or Series A Preferred Stock as so changed.

         11. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Stock to the public without registration, the Company agrees to:

                  (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

                  (b)  use  its  reasonable   best  efforts  to  file  with  the
Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and






                  (c) furnish to each Holder of Restricted Stock forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such Holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such Holder to sell any Restricted Stock without registration.

         The Company shall not be required to effect a registration  pursuant to
Section 4, 5 or 6 hereof for any Holder desiring to participate in such registration who (a) may then dispose of all of its shares of Restricted Stock pursuant to Rule 144 within the three-month period following such proposed registration; and (b) holds less than 1% of the outstanding capital stock of the Company (on a common stock-equivalent basis) at the time of such registration.

         12. Representations and Warranties of the Company. The Company represents and warrants to you as follows:

                  (a) The execution, delivery and performance of this Agreement by the Company have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the Charter or By-laws of the Company or any provision of any indenture, agreement or other instrument to which it or any or its properties or assets is bound, conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of the Company.

                  (b) This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms (subject, as to enforcement of remedies, to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the rights of creditors generally), except to the extent the indemnification provisions herein may be deemed not enforceable.

                  (c) The Company has not granted any registration rights, and no such registration rights exist, that conflict with the registrations rights set forth herein or contemplated hereby. All registration rights agreements relating to the capital stock of the Company permit, or have been amended to permit, the transactions and rights set forth herein and contemplated hereby.

         13.      Miscellaneous.

                  (a) All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including without limitation transferees of any of the shares of Restricted Stock), whether so expressed or not, provided, however, that registration rights conferred herein on the Holders of shares of Restricted Stock shall only inure to the benefit of a transferee of shares of Restricted Stock if such transferee, in the Company's reasonable judgment, is not a competitor of the Company, and
(i) there is transferred to such transferee at least 20% of the total shares of Restricted Stock originally issued to the direct or indirect transferor of such transferee by the Company or (ii) such transfer is made in connection with the distribution by a Holder to such Holders beneficial owners (including, without limitation, to partners of a general or limited partnership, shareholders of a corporation and beneficiaries of a trust) of securities of the Holder or to the partners or employees of the Holder, provided that at the Company's request, one person shall be designated by such transferees as their agent for purposes of their rights hereunder and the provision of a notice by the Company to such agent in accordance with the provisions hereof shall be deemed compliance with such provisions for all such beneficial owners, partners and employees, and following such request by the Company, the Company shall have no obligation under said provisions with respect to such transferees until it shall have been notified of the name and address of such agent.

                  (b) Each Holder agrees that it will provide notice to the Company of any transfer or assignment of its rights or interests hereunder. Any failure by the Company to fulfill a covenant or obligation hereunder which is the direct result of a failure by a Holder to provide such notice shall not be deemed to be a breach of any covenant or obligation hereunder.

         Nothing in this Agreement shall be construed to create any rights or obligations except among the parties hereto and their respective and permitted successors and assigns, and no person or entity shall be regarded as a third-party beneficiary of this Agreement.

         Except as provided in Section 13(a) above, all notices, requests, consents and other communications hereunder shall be in writing, shall be addressed to the receiving party's address set forth below or to such other address as a party may designate by notice hereunder, and shall be either (i) delivered by hand, (ii) sent by overnight courier, with a receipt obtained or
(iii) sent by registered or certified mail, return receipt requested, postage prepaid.

         If to the Company:    Occupational Health + Rehabilitation Inc.
                               175 Derby Street, Suite 36
                               Hingham, MA 02043-5048
                               Attn:    Chief Executive Officer

         If to an Investor:    To such Investor at the address of such Investor
                               set forth in Schedule I to the Series A Purchase
                               Agreement

         All notices, requests, consents and other communications hereunder shall be deemed to have been given (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above,
(ii) if sent by overnight courier, on the next business day following the day such notice is delivered to the courier service, or (iii) if sent by registered or certified mail, on the 5th business day following the day such mailing is made.

                  (c)  This  Agreement   shall  be  governed  and  construed  in
accordance with the law of the Commonwealth of Massachusetts, without giving effect to the conflict of laws principles thereof.

                  (d) This Agreement may be amended or modified, and any provision hereof may be waived in whole or in part, but only by the written consent of the Company and the holders of a majority of the aggregate number of outstanding shares of Restricted Stock held of record by the Holders or their permitted successors and assigns. This Agreement may be terminated by written agreement of the Company and the holders of at least a majority of the aggregate number of outstanding shares of Restricted Stock held of record by the Holders or their permitted successors and assigns.

                  (e)  This   Agreement   may  be   executed   in  two  or  more
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.







                  (f)  Except  as  otherwise   expressly  provided  herein,  the
obligations of the Company to register shares of Restricted Stock under Section 4, 5 or 6 as provided herein shall terminate on November 6, 2001.

                  (g) If requested by the underwriter or underwriters for an underwritten public offering of securities of the Company which offering is by the Company, each Holder of Restricted Stock who is a party to this Agreement (including, without limitation, a successor or permitted assignee of a party) shall agree not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any shares of Restricted Stock or any other shares of Common Stock (other than shares being registered in such offering), without the consent of such underwriter or underwriters, for a period of not more than 90 days following the effective date of the registration statement relating to such offering (unless in any event such underwriter or underwriters shall, based on then current market conditions, agree to a shorter period), provided, with respect to each such offering, that all persons entitled to registration rights in such offering who are not parties to this Agreement, all other persons selling shares of Common Stock in such offering and all executive officers of the Company shall also have agreed to be bound by provisions pertaining to the sale of their shares of Common Stock following such offering which provisions are substantially similar to the provisions binding upon the Holders of Restricted Stock obligated under this Agreement with respect to the sale of their shares following such offering.

                  (h) The Company shall be permitted to require any Holders requesting registration under Section 4, 5 or 6 to delay any request for registration or to cease sales under any effective registration statement if the Company is then contemplating a transaction that could reasonably be expected to be adversely affected or the Company would be required to make public disclosure of information, the disclosure of which at such time could reasonably be expected to cause a material adverse effect upon the Company's business.

         In addition, if at the time of any request to register Registrable Shares pursuant to Section 4 or Section 6 hereof, the Company is engaged or has fixed plans to engage within ninety (90) days of the time of the request in a registered public offering as to which such Holders may include Registrable Shares pursuant to Section 5 hereof, then the Company may at its option direct that such request be delayed.

                  (i) If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

         In the event that any court of competent jurisdiction shall determine that any provision, or any portion thereof, contained in this Agreement shall be unreasonable or unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it reasonable and enforceable, and as so limited shall remain in full force and effect.

                  (j) The headings and captions of the various subdivisions of this Agreement are for convenience of reference only and shall in no way modify, or affect the meaning or construction of any of the terms or provisions hereof.

         14.      Entire Agreement.








         This Agreement embodies the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings related to the subject matter hereof; except that certain Holders are also parties to the Registration Rights Agreement of the Company dated as of June 6, 1996, as amended on the date hereof.

         IN WITNESS WHEREOF, the undersigned have executed this Registration Rights Agreement as a sealed instrument as of the day and year first written above.

THE COMPANY:                     INVESTORS:

OCCUPATIONAL HEALTH +            CAHILL, WARNOCK STRATEGIC
   REHABILITATION INC.             PARTNERS FUND, L.P.

                                 By:  Cahill, Warnock Strategic Partners, L.P.

By:  /s/ John C. Garbarino       By:  /s/Edward L. Cahill
   -----------------------          -----------------------------------
Title:                           Title:   General Partner
   -----------------------          -----------------------------------


                                 STRATEGIC ASSOCIATES, L.P.

                                 By:  Cahill, Warnock & Company, LLC

                                 By:    /s/ Edward L. Cahill
                                    ----------------------------------
                                 Title:   Managing Member
                                    ----------------------------------


                                 AXA U.S. GROWTH FUND, LLC


                                 By:  /s/ Thomas G. McKinley
                                    ----------------------------------
                                 Title:   Managing Member
                                    ----------------------------------


                                 U.S. GROWTH FUND PARTNERS, C.V.


                                 By:  /s/ Thomas G. McKinley
                                    ----------------------------------
                                 Title:   General Partner
                                    ----------------------------------


                                 DOUBLE BLACK DIAMOND II, LLC


                                 By:  /s/ Thomas G. McKinley
                                    ----------------------------------
                                 Title:   Managing Member
                                    ----------------------------------








                                 ALMANORI LIMITED


                                 By:  /s/ Thomas G. McKinley
                                    ----------------------------------
                                 Title:   Attorney-in-Fact
                                    ----------------------------------


                                 THE VENTURE CAPITAL FUND OF
                                     NEW ENGLAND III, L.P.

                                 By:  FH & Co. III, L.P., Its General Partner


                                 By:  /s/ Kevin J. Dougherty
                                    ----------------------------------

                                 BANCBOSTON VENTURES, INC.


                                 By:  /s/ Marcia T. Bates
                                    ----------------------------------

                                 VENROCK ASSOCIATES


                                 By:  /s/ Anthony Evnin
                                    ----------------------------------

                                 VENROCK ASSOCIATES II, L.P.


                                 By:   /s/ Anthony Evnin
                                    ----------------------------------


                                 ASSET MANAGEMENT ASSOCIATES,
                                    1989, L.P.

                                 By:  AMC Partners 89, L.P., General Partner


                                 By:  /s/ Craig C. Taylor
                                    ----------------------------------






                                                                      SCHEDULE A

                                    INVESTORS

Cahill, Warnock Strategic Partners Fund, L.P.
10 North Calvert Street
Suite 735
Baltimore, Maryland 21202
Attn:  Mr. Edward L. Cahill

Strategic Associates, L.P.
10 North Calvert Street
Suite 735
Baltimore, Maryland 21202
Attn:  Mr. Edward L. Cahill

Axa U.S. Growth Fund, LLC
c/o Partech International
50 California Street
Suite 3200
San Francisco, CA 94111
Attn:  Mr. Thomas G. McKinley

U.S. Growth Fund Partners, C.V.
c/o Partech International
50 California Street
Suite 3200
San Francisco, CA 94111
Attn:  Mr. Thomas G. McKinley

Double Black Diamond II, LLC
c/o Partech International
50 California Street
Suite 3200
San Francisco, CA 94111
Attn:  Mr. Thomas G. McKinley

Almanori Limited
c/o Partech International
50 California Street
Suite 3200
San Francisco, CA 94111
Attn:  Mr. Thomas G. McKinley







Asset Management Associates, 1989, L.P.
2275 East Bayshore Road
Palo Alto, CA  94303
Attn:  Mr. Craig C. Taylor

Venrock Associates
Room 5508, 30 Rockefeller Plaza
New York, NY  10112
Attn:  Messrs. Anthony Evnin and Patrick F. Latterell

Venrock Associates II, L.P.
Room 5508, 30 Rockefeller Plaza
New York, NY  10112
Attn:  Messrs. Anthony Evnin and Patrick F. Latterell

The Venture Capital Fund of New England, III, L.P.
160 Federal Street, 23rd Floor
Boston, MA  02110
Attn:  Mr. Kevin J. Dougherty

BancBoston Ventures, Inc.
100 Federal Street
Boston, MA  02110
Attn:  Ms. Marcia T. Bates